                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                               24 November, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd.
          Company No. 52-001414-3

We hereby enclose the Consolidated Financial Statements of Koor Industries Ltd., together with the Directors' Report for the period of January - September 1999.

                                        Yours sincerely,



                                        Koor Industries Ltd.
                                        Yossef Ben Shalom
                                        Executive Vice President
                                        & Chief Financial Officer

                                                        Koor Industries Limited.
                                                        (An Israeli Corporation)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 1999
--------------------------------------------------------------------------------


CONTENTS


                                                                            PAGE


Review Report of Interim Consolidated Financial Statements                    2

Interim Consolidated Financial Statements:

Balance Sheets                                                                3

Statements of Income                                                          4

Statement of Changes in Shareholders' Equity                                  6

Statements of Cash Flows                                                     11

Notes to the Financial Statements                                            16

November 24, 1999

The Board of Directors
Koor Industries Ltd.

REVIEW REPORT OF UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 1999

At your request, we reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at September 30, 1999, and the related interim consolidated statements of income, shareholders' equity and cash flows for the nine month and three month periods then ended.

Our review was made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the aforementioned interim consolidated financial statements, reading the minutes of the Shareholders Meetings and of the Board of Directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at September 30, 1999 constitute 16% of the total consolidated assets and whose revenues for the nine months then ended constitute 15% of the total consolidated revenues, have been reviewed by other auditors. The financial statements of the affiliates, the investments in which, on the equity basis as at September 30, 1999 totalled approximately NIS 381 million, and the share of Koor in the losses of which for the nine months then ended totalled approximately NIS 4 million have also been reviewed by other auditors.

The foregoing procedures which are limited in scope do not constitute an examination made in accordance with generally accepted auditing standards. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, including the reading of the review reports of the other auditors referred to above, nothing came to our attention which would indicate the necessity of making material changes to the interim consolidated financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

We draw attention to Note 5A to the interim consolidated financial statements regarding an investigation which is being conducted by the Commissioner of Restrictive Trade Practices. Concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Telecommunications Ltd. and Telrad Telecommunications and Electronics Industries Ltd. The Company and its subsidiaries referred this issue to their legal consultants. As the results of the examination by the Commissioner of Restrictive Trade Practices are as yet unknown, the Company can not provide at this stage a comprehensive analysis of the possible consequences, if any, of these proceedings, or their impact upon the financial position of the Company and the results of its operations.

Furthermore, we draw attention to Note 1C of the financial statements regarding the uncertainty arising from the Year 2000 Issue.



Certified Public Accountants (Isr.)



Tel Aviv, Israel

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF SEPTEMBER 1999
                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                 (NOTE 1B)
                                                      SEPTEMBER 30       SEPTEMBER 30       DECEMBER 31       SEPTEMBER 30
                                                              1999               1998              1998               1999
                                                       (UNAUDITED)        (UNAUDITED)         (AUDITED)        (UNAUDITED)
                                                     NIS THOUSANDS      NIS THOUSANDS     NIS THOUSANDS      NIS THOUSANDS
--------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                 707,570          1,051,299         1,484,382            165,475
Short-term deposits and investments                       624,782            903,572         1,579,905            146,113
Customers                                               3,402,846          3,472,030         3,612,151            795,801
Other accounts receivable                                 751,288            865,936           680,739            175,699
Inventories and work in progress,
 net of customer advances                               2,287,303          2,784,890         2,797,338            534,917
                                                      -----------        -----------       -----------        -----------
Total current assets                                    7,773,789          9,077,727        10,154,515          1,818,005
                                                      -----------        -----------       -----------        -----------
INVESTMENTS AND LONG-TERM
 RECEIVABLES

Investments in affiliates                               3,564,744          1,466,797         1,615,452            833,663
Other investments and receivables                         445,053            543,589           579,207            104,082
                                                      -----------        -----------       -----------        -----------
                                                        4,009,797          2,010,386         2,194,659            937,745
                                                      -----------        -----------       -----------        -----------
FIXED ASSETS

Cost                                                   10,604,575         10,635,616        10,790,758          2,480,022
Less - accumulated depreciation                         6,265,142          6,340,259         6,296,036          1,465,188
                                                      -----------        -----------       -----------        -----------
                                                        4,339,433          4,295,357         4,494,722          1,014,834
                                                      -----------        -----------       -----------        -----------
OTHER ASSETS, NET                                         729,172            535,763           858,281            170,527
                                                      -----------        -----------       -----------        -----------
                                                       16,852,191         15,919,233        17,702,177          3,941,111
                                                      ===========        ===========       ===========        ===========

The accompanying notes are an integral part of the financial statements.

                                                                                                  Koor Industries Limited.
                                                                                                  (An Israeli Corporation)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                 (NOTE 1B)
                                                      SEPTEMBER 30       SEPTEMBER 30       DECEMBER 31       SEPTEMBER 30
                                                              1999               1998              1998               1999
                                                       (UNAUDITED)        (UNAUDITED)         (AUDITED)        (UNAUDITED)
                                                     NIS THOUSANDS      NIS THOUSANDS     NIS THOUSANDS      NIS THOUSANDS
--------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Credit from banks and others                            2,594,391          1,802,024         2,718,004            606,733
Trade payables                                          1,521,670          1,471,388         1,538,026            355,863
Other payables and accruals                             1,656,308          1,866,584         2,096,927            387,350
Customer advances, net of work in
 progress                                                 361,312            368,509           330,862             84,498
                                                      -----------        -----------       -----------        -----------
Total current liabilities                               6,133,681          5,508,505         6,683,819          1,434,444
                                                      -----------        -----------       -----------        -----------
LONG-TERM LIABILITIES net of current maturities:

 Loans from banks                                       4,008,366          2,874,450         4,277,817            937,410
 Loans from others                                         87,028            109,577           106,259             20,353
 Debentures                                                64,615            108,836            96,034             15,111
 Convertible debentures                                   126,823            206,250           193,677             29,659
Customer advances                                         126,438            170,055           179,987             29,569
Deferred taxes                                            300,169            271,910           218,484             70,199
Liabilities for employee severance
benefits, net                                             285,239            222,029           262,810             66,707
                                                      -----------        -----------       -----------        -----------
Total long-term liabilities                             4,998,678          3,963,107         5,335,068          1,169,008
                                                      -----------        -----------       -----------        -----------
MINORITY INTEREST                                       1,382,811          2,173,006         1,626,477            323,389
                                                      -----------        -----------       -----------        -----------
SHAREHOLDERS' EQUITY                                    4,337,021          4,274,615         4,056,813          1,014,270
                                                      -----------        -----------       -----------        -----------
                                                       16,852,191         15,919,233        17,702,177          3,941,111
                                                      ===========        ===========       ===========        ===========

===================================================================================================================
Date of approval of the financial statements:  24 November, 1999

-------------------------     -------------------------     -------------------------
     Jonathan Kolber                Danny Biran                Yossef Ben-Shalom
   CEO and Vice Chairman        President and Member        Executive Vice President
of the Board of Directors     of the Board of Directors             and CFO

                                                                                          Koor Industries Limited.
                                                                                           (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF SEPTEMBER 1999
                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                  (NOTE 1B)
                                                                                                               NINE MONTHS
                                      NINE MONTHS ENDED ON           THREE MONTHS ENDED ON      YEAR ENDED           ENDED
                               SEPTEMBER 30   SEPTEMBER 30    SEPTEMBER 30    SEPTEMBER 30     DECEMBER 31    SEPTEMBER 30
                                       1999           1998            1999            1998            1998            1999
                                 (UNAUDITED)    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (AUDITED)     (UNAUDITED)
                              NIS THOUSANDS  NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS   US$ THOUSANDS
--------------------------------------------------------------------------------------------------------------------------
Revenues from sales              8,254,936      9,400,681       2,952,243       3,237,041      12,732,350       1,930,527
Cost of sales                    6,287,945      7,230,462       2,178,131       2,502,796       9,793,703       1,470,520
                               -----------    -----------     -----------     -----------     -----------     -----------
Gross profit                     1,966,991      2,170,219         774,112         734,245       2,938,647         460,007
Selling and marketing
 expenses                          758,853        889,911         260,892         313,660       1,223,889         177,468
General and
 administrative expenses           563,311        726,192         182,825         229,747       1,006,146         131,738
                               -----------    -----------     -----------     -----------     -----------     -----------
Operating income                   644,827        554,116         330,395         190,838         708,612         150,801
Finance expenses, net              306,723        145,816         135,282          81,100         249,837          71,731
                               -----------    -----------     -----------     -----------     -----------     -----------
                                   338,104        408,300         195,113         109,738         458,775          79,070
Other income
 (expenses) net                     27,926        180,675         (36,159)         26,557         (70,936)          6,531
                               -----------    -----------     -----------     -----------     -----------     -----------
Income before taxes
 on income                         366,030        588,975         158,954         136,295         387,839          85,601
Taxes on income                     96,111        261,612          11,319          68,095         232,888          22,477
                               -----------    -----------     -----------     -----------     -----------     -----------
                                   269,919        327,363         147,635          68,200         154,951          63,124
Equity in results of
 affiliates, net                    90,402         43,019          40,828           7,000          61,694          21,142
                               -----------    -----------     -----------     -----------     -----------     -----------
                                   360,321        370,382         188,463          75,200         216,645          84,266
Minority interest in
 subsidiaries, net                  49,477        193,163          19,584          67,618         238,840          11,571
Net income (loss)              -----------    -----------     -----------     -----------     -----------     -----------
 from  continuing
 operations                        310,844        177,219         168,879           7,582         (22,195)         72,695
Discontinued
 Operations                              -          8,979               -               -           8,979               -
Results of discontinued
 operations,  net                        -         60,115               -          60,115          60,115               -
                               -----------    -----------     -----------     -----------     -----------     -----------
Net income for the
 period                            310,844        246,313         168,879          67,697          46,899          72,695
                               ===========    ===========     ===========     ===========     ===========     ===========

The accompanying notes are an integral part of the financial statements.

                                                                                                  Koor Industries Limited.
                                                                                                  (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME (cont'd)
--------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF SEPTEMBER 1999
                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                  (NOTE 1B)
                                                                                                               NINE MONTHS
                                      NINE MONTHS ENDED ON           THREE MONTHS ENDED ON      YEAR ENDED           ENDED
                               SEPTEMBER 30   SEPTEMBER 30    SEPTEMBER 30    SEPTEMBER 30     DECEMBER 31    SEPTEMBER 30
                                       1999           1998            1999            1998            1998            1999
                                 (UNAUDITED)    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (AUDITED)     (UNAUDITED)
                              NIS THOUSANDS  NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS   US$ THOUSANDS
--------------------------------------------------------------------------------------------------------------------------
                                       NIS            NIS             NIS             NIS             NIS              ($)
                               -----------    -----------     -----------     -----------     -----------     -----------

Basic earnings of
 NIS 1 par value of
 the ordinary share
 capital:
From continuing
 operations                         19,760         11,340          10,733             482          (1,340)          4,621
From discontinued
 operations                              -          4,394               -           3,823           4,392               -
                               -----------    -----------     -----------     -----------     -----------     -----------
                                    19,760         15,734          10,733           4,305           3,052           4,621
                               ===========    ===========     ===========     ===========     ===========     ===========
Diluted earnings of
 NIS 1 par value of
 the ordinary share
 capital:
From continuing
 operations                         19,646         11,049          10,626             481          (1,340)          4,594
From discontinued
 operations                              -          4,262               -           3,710           4,392               -
                               -----------    -----------     -----------     -----------     -----------     -----------
                                    19,646         15,311          10,626           4,191           3,052           4,594
                               ===========    ===========     ===========     ===========     ===========     ===========

The accompanying notes are an integral part of the financial statements.

                                                                                                           Koor Industries Limited.
                                                                                                           (An Israeli Corporation)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF SEPTEMBER 1999
                                                                                           CUMULATIVE
                                                                               COMPANY        FOREIGN
                                NUMBER OF                    ADDITIONAL         SHARES       CURRENCY
                                 ORDINARY                       PAID-IN        HELD BY    TRANSLATION       RETAINED
                                   SHARES  SHARE CAPITAL        CAPITAL   SUBSIDIARIES    ADJUSTMENTS       EARNINGS          TOTAL
                               ----------  -------------  -------------  -------------  -------------  -------------  -------------
                                           NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS
                                           -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AS AT JANUARY 1,
  1999 (AUDITED)               15,723,327        530,251      2,403,688        (53,390)      (554,946)     1,731,210      4,056,813

CHANGES DURING THE NINE MONTHS
 ENDED SEPTEMBER 30, 1999
 (UNAUDITED):
Net income for the period               -              -              -              -              -        310,844        310,844
Interim dividend                        -              -              -              -              -        (57,953)       (57,953)
Erosion of dividend proposed
 in 1998                                -              -              -              -              -           (445)          (445)
Exercise of stock options
 granted to Israeli banks               -             *-            410              -              -              -            410
Exercise of stock options
 granted to senior employees        5,473             *-              -              -              -              -             -*
Conversion of debentures to
 shares                             2,162             *-            995              -              -              -            995
Dividend on company shares
 held by subsidiaries                   -              -              -              -              -            620            620
Other adjstments                        -              -             32              -              -              -             32
Foreign currency translation
 adjustments at investee
 companies                              -              -              -              -         25,705              -         25,705
                              -----------  -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AS AT SEPTEMBER 30,
 1999 (UNAUDITED)              15,730,962        530,251      2,405,125        (53,390)      (529,241)     1,984,276      4,337,021
                              ===========  =============  =============  =============  =============  =============  =============
BALANCE AS AT JULY 1,
 1999 (UNAUDITED)              15,730,962        530,251      2,405,125        (53,390)      (592,534)     1,815,397      4,104,849

CHANGES DURING THE THREE
 MONTHS ENDED SEPTEMBER 30,
 1999 (UNAUDITED):
Net income for the period               -              -              -              -              -        168,879        168,879
Foreign currency translation
 adjustments at investee
 companies                              -              -              -              -         63,293              -         63,293
                               ----------  -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AS AT SEPTEMBER 30,
 1999 (UNAUDITED)              15,730,962        530,251      2,405,125        (53,390)      (529,241)     1,984,276      4,337,021
                              ===========  =============  =============  =============  =============  =============  =============

*    Represents a sum less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

                                                                                                           Koor Industries Limited.
                                                                                                           (An Israeli Corporation)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF SEPTEMBER 1999
                                                                                           CUMULATIVE
                                                                               COMPANY        FOREIGN
                                NUMBER OF                    ADDITIONAL         SHARES       CURRENCY
                                 ORDINARY                       PAID-IN        HELD BY    TRANSLATION       RETAINED
                                   SHARES  SHARE CAPITAL        CAPITAL   SUBSIDIARIES    ADJUSTMENTS       EARNINGS          TOTAL
                               ----------  -------------  -------------  -------------  -------------  -------------  -------------
                                           NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS
                                           -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AS AT JANUARY 1, 1998
 (AUDITED)                     15,307,569        530,250      2,262,205        (53,390)      (717,249)     2,489,146      4,510,962

CHANGES DURING THE NINE
 MONTHS ENDED SEPTEMBER 30,
 1998 (UNAUDITED):

Income for the period                   -              -              -              -              -        246,313        246,313
Interim dividend                        -              -              -              -              -       (135,424)      (135,424)
Erosion of proposed dividend            -              -              -              -              -            668            668
Exercise of stock options
 granted to Israeli banks               -             *-            519              -              -              -            519
Exercise of stock options
 granted to senior employees      100,100             *-              -              -              -              -              -
Conversion of debentures to
 shares                           315,658             *-        140,524              -              -              -        140,524
Adjustment of consideration
 for purchase of investment
 from controlling shareholder           -              -         (6,051)             -              -       (586,143)      (592,194)
Employee benefit from options
 granted by a controlling
 shareholder                            -              -          6,051              -              -              -          6,051
Other adjustments                       -              -            140              -              -              -            140
Foreign currency translation
 adjustments at investee
 companies                              -              -              -              -         97,056              -         97,056
                               ----------  -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AS AT SEPTEMBER 30,
 1998 (UNAUDITED)              15,723,327        530,250      2,403,388        (53,390)      (620,193)     2,014,560      4,274,615
                              ===========  =============  =============  =============  =============  =============  =============



*    Represents a sum less than NIS 1,000.

The accompanying notes are an integral part of these interim financial statements.

                                                                                                           Koor Industries Limited.
                                                                                                           (An Israeli Corporation)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF SEPTEMBER 1999
                                                                                           CUMULATIVE
                                                                               COMPANY        FOREIGN
                                NUMBER OF                    ADDITIONAL         SHARES       CURRENCY
                                 ORDINARY                       PAID-IN        HELD BY    TRANSLATION       RETAINED
                                   SHARES  SHARE CAPITAL        CAPITAL   SUBSIDIARIES    ADJUSTMENTS       EARNINGS          TOTAL
                               ----------  -------------  -------------  -------------  -------------  -------------  -------------
                                           NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS
                                           -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AS AT JULY 1, 1998
 (UNAUDITED)                   15,645,570        530,250      2,393,164        (53,390)      (692,723)     2,014,232      4,191,533

CHANGES DURING THE THREE
 MONTHS ENDED SEPTEMBER 30,
 1998 (UNAUDITED):

Income for the period                   -              -              -              -              -         67,697         67,697
Interim dividend                        -              -              -              -              -        (67,369)       (67,369)
Exercise of stock options
 granted to Israeli banks               -             *-            145              -              -              -            145
Conversion of debentures to
 shares                            77,757             *-          9,982              -              -              -          9,982
Other adjustments                       -              -             97              -              -              -             97
Foreign currency translation
 adjustments at investee
 companies                              -              -              -              -         72,530              -         72,530
                               ----------  -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AS AT SEPTEMBER 30,
 1998 (UNAUDITED)              15,723,327        530,250      2,403,388        (53,390)      (620,193)     2,014,560      4,274,615
                              ===========  =============  =============  =============  =============  =============  =============



*    Represents a sum less than NIS 1,000.

The accompanying notes are an integral part of these interim financial statements.

                                                                                                           Koor Industries Limited.
                                                                                                           (An Israeli Corporation)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF SEPTEMBER 1999
                                                                                           CUMULATIVE
                                                                               COMPANY        FOREIGN
                                NUMBER OF                    ADDITIONAL         SHARES       CURRENCY
                                 ORDINARY                       PAID-IN        HELD BY    TRANSLATION       RETAINED
                                   SHARES  SHARE CAPITAL        CAPITAL   SUBSIDIARIES    ADJUSTMENTS       EARNINGS          TOTAL
                               ----------  -------------  -------------  -------------  -------------  -------------  -------------
                                           NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS  NIS THOUSANDS
                                           -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AS AT JANUARY 1, 1998
 (AUDITED)                     15,307,569        530,250      2,262,205        (53,390)      (717,249)     2,489,146      4,510,962

CHANGES IN 1998 (AUDITED):
Income for the year                     -              -              -              -              -         46,899         46,899
Exercise of stock options
 granted to Israeli banks               -             *-            617              -              -              -            617
Interim dividend                        -              -              -              -              -        (68,547)       (68,547)
Interim dividend                        -              -              -              -              -        (66,041)       (66,041)
Interim dividend                        -              -              -              -              -        (86,890)       (86,890
Erosion of proposed dividend            -              -              -              -              -            721            721
Foreign currency translation
 adjustments at investee
 companies                              -              -              -              -        162,303              -        162,303
Dividend on Company shares
 held by subsidiaries                   -              -              -              -              -          2,065          2,065
Conversion of debentures to
 shares                           315,658              1        140,501              -              -              -        140,502
Employee benefit from options
 granted by a controlling
 shareholder                            -              -          6,051              -              -              -          6,051
Adjustment of consideration
 for purchase of investment
 from controlling shareholder           -              -         (6,051)             -              -       (586,143)      (592,194)
Exercise of stock options
 granted to senior employees      100,100             *-              -              -              -              -              -
Other adjustments                       -              -            365              -              -              -            365
                               ----------  -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AS AT DECEMBER 31,
 1998 (AUDITED)                15,723,327        530,251      2,403,688        (53,390)       (554,946)    1,731,210      4,056,813
                              ===========  =============  =============  =============  =============  =============  =============



*    Represents a sum less than NIS 1,000.

The accompanying notes are an integral part of these interim financial statements.

                                                                                                           Koor Industries Limited.
                                                                                                           (An Israeli Corporation)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------
Convenience translation in to US$ OF NIS figures which were adjusted for inflation on the basis of the CPI of September 30, 1999.

                                                                              Cumulative
                                                                 Company         foreign
                                              Additional          shares        currency
                                     Share       paid-in        held by      translation         Retained
                                   capital       capital    subsidiaries     adjustments         earnings           Total
                                   --------------------------------------------------------------------------------------
                                                    Convenience translation - (Note 1B) - US$ thousands
                                   --------------------------------------------------------------------------------------
BALANCE AS AT
 JANUARY 1, 1999
 (AUDITED)                         124,006       562,135         (12,486)       (129,782)         404,867         948,740

CHANGES DURING THE
 NINE MONTHS ENDED
 SEPTEMBER 30, 1999
 (UNAUDITED):

Net income for the period                -             -               -               -           72,695          72,695
Interim dividend                         -             -               -               -          (13,553)        (13,553)
Erosion of dividend
 proposed in 1998                        -             -               -               -             (104)           (104)
Exercise of stock options
 granted to Israeli banks               *-            96               -               -                -              96
Exercise of stock options
 granted to senior
 employees                              *-             -               -               -                -               -
Conversion of
 debentures to shares                   *-           233               -               -                -             233
Dividend on company
 shares held by                          -             -               -               -              145             145
subsidiaries
Other adjustments                        -             7               -               -                -               7
Foreign currency
 translation adjustments
 at investee companies                   -             -               -           6,011                -           6,011
                                ----------    ----------      ----------      ----------       ----------      ----------
BALANCE AS AT 30
 SEPTEMBER,  1999
 (UNAUDITED)                       124,006       562,471         (12,486)       (123,771)         464,050       1,014,270
                                ==========    ==========      ==========      ==========       ==========      ==========



*    Represents a sum less than NIS 1,000.

The accompanying notes are an integral part of these interim financial statements.

                                                                                                            Koor Industries Limited.
                                                                                                            (An Israeli Corporation)

CONSOLIDATED STATEMENT OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------------

IN TERMS OF NIS OF SEPTEMBER 1999

                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                 (NOTE 1B)
                                                                                                               NINE MONTHS
                                        NINE MONTHS ENDED ON          THREE MONTHS ENDED ON      YEAR ENDED          ENDED
                                 SEPTEMBER 30   SEPTEMBER 30    SEPTEMBER 30   SEPTEMBER 30     DECEMBER 31   SEPTEMBER 30
                                         1999           1998            1999           1998            1998           1999
                                  (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)       (AUDITED)    (UNAUDITED)
                                ------------------------------------------------------------------------------------------
                                NIS THOUSANDS NIS THOUSANDS   NIS THOUSANDS   NISTHOUSANDS   NIS THOUSANDS   US$ THOUSANDS
                                ------------------------------------------------------------------------------------------
CASH FLOWS GENERATED
 BY OPERATING ACTIVITIES:
Net income for the period            310,844        246,313         168,879         67,697          46,899         72,695
Adjustments to reconcile
 net income to net cash
flows
 generated by operating
 activities (A)                       11,031        176,695        (113,669)      (162,194)        629,455          2,580
Net cash inflow (outflow)        -----------    -----------     -----------    -----------     -----------    -----------
  from operating activities          321,875        423,008          55,210        (94,497)        676,354         75,275
CASH FLOWS GENERATED             -----------    -----------     -----------    -----------     -----------    -----------
 BY INVESTMENT ACTIVITIES:
Purchase of fixed assets            (479,300)      (798,031)       (141,067)      (248,660)     (1,051,834)      (112,091)
Investment grant for
 fixed assets                         49,021          6,352          16,395            832          15,940         11,464
Investments in intangible
 assets and deferred expenses        (90,842)       (58,025)        (39,632)       (11,307)        (91,659)       (21,245)
Additional investment in
 subsidiaries                        (97,759)      (251,374)         (9,910)      (185,634)     (1,249,452)       (22,862)
Acquisition of newly
 consolidated subsidiaries          (230,519)      (126,708)        (26,292)       (12,873)       (230,419)       (53,910)
(B)
Investment in affiliated
 companies                          (860,420)    (1,723,048)       (170,449)      (162,675)     (1,888,160)      (201,220)
Loans to affiliates                   (1,150)        (6,679)           (379)        (2,149)         (8,227)          (269)
Loan collection from
 affiliates                                4         25,564               -            117          26,881              1
Proceeds from realization of
 investments in formerly
consolidated subsidiaries,
 net pf cash in those
 subsidiaries upon
 termination of
 consolidation (C)                   160,489        393,118         216,473        355,695         537,980         37,532
Investment in restricted
 bank deposit                              -              -               -             -         (742,697)             -
Proceeds from realisation of
 investments in affiliated
 companies                            86,039        324,398          66,867          5,164         312,927         20,121
Proceeds from sale of
 fixed assets                        160,338         63,246          83,230         17,648          71,157         37,497
Change in investments
 and other receivables                11,026        141,702          47,607         18,416         183,219          2,579
Change in short-term deposits
 and investments, net                 25,176       (207,212)        (46,529)       (39,746)       (161,196)         5,888
Net cash outflow generated       -----------    -----------     -----------    -----------     -----------    -----------
 by investment activities         (1,267,897)    (2,216,697)         (3,686)      (265,172)     (4,275,540)      (296,515)
                                 -----------    -----------     -----------    -----------     -----------    -----------



The accompanying notes are an integral part of these interim financial statements.

                                                                                                           Koor Industries Limited.
                                                                                                           (An Israeli Corporation)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
-----------------------------------------------------------------------------------------------------------------------------------

IN TERMS OF NIS OF SEPTEMBER 1999
                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                 (NOTE 1B)
                                                                                                               NINE MONTHS
                                        NINE MONTHS ENDED ON          THREE MONTHS ENDED ON      YEAR ENDED          ENDED
                                 SEPTEMBER 30   SEPTEMBER 30    SEPTEMBER 30   SEPTEMBER 30     DECEMBER 31   SEPTEMBER 30
                                         1999           1998            1999           1998            1998           1999
                                  (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)       (AUDITED)    (UNAUDITED)
                                NIS THOUSANDS NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS  US$ THOUSANDS
CASH FLOW GENERATED
 BY FINANCING ACTIVITIES:
Proceeds from exercise
 of stock options granted
 to Israeli banks                        410            519               -            145             617             96
Dividend paid                       (143,738)      (126,992)              -        (67,632)       (192,271)       (33,615)
Dividend paid to minority
 interest in subsidiaries             (8,923)       (13,667)           (266)        (8,160)        (25,739)        (2,087)
Purchase of subsidiaries'
 shares by their
 consolidated companies             (119,947)             -         (47,249)             -               -        (28,051)
Issuance of shares to
 minority interest in
 subsidiaries                         11,091        280,482           1,800         62,147         298,232          2,594
Payment of suppliers' credit
 for purchase of fixed assets         (1,274)        (1,492)              -            (40)         (1,907)          (293)
Issue of convertible
 debentures                           61,928              -               -              -         742,697         14,483
Receipt of loans and other
 long-term liabilities               555,415      1,930,124         299,351        307,134       3,378,954        129,891
Repayment of loans,
 debentures and other
 long-term liabilities              (514,772)      (492,700)       (121,872)      (126,700)       (681,678)      (120,391)
Credit from banks and
 others, net                         313,193        (92,333)       (382,578)      (226,115)        171,694         73,244
                                 -----------    -----------     -----------    -----------     -----------    -----------
Net cash inflow (outflows)
 from financing activities           153,383      1,483,941        (250,814)       (59,221)      3,690,599         35,871
                                 -----------    -----------     -----------    -----------     -----------    -----------
TRANSLATION DIFFERENCES
 IN RESPECT OF CASH BALANCE
 OF AUTONOMOUS FOREIGN
 INVESTEE COMPANIES                   15,827         32,521          35,651         24,435          64,443          3,701
                                 -----------    -----------     -----------    -----------     -----------    -----------
INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS          (776,812)      (277,227)       (163,639)      (394,455)        155,856       (181,668)

BALANCE OF CASH AND
 CASH EQUIVALENTS AT
 BEGINNING OF PERIOD               1,484,382      1,328,526         871,209      1,445,754       1,328,526        347,143
                                 -----------    -----------     -----------    -----------     -----------    -----------
BALANCE OF CASH AND
 CASH EQUIVALENTS AT
 END OF PERIOD                       707,570      1,051,299         707,570      1,051,299       1,484,382        165,475
                                 ===========    ===========     ===========    ===========     ===========    ===========



The accompanying notes are an integral part of these interim financial statements.

                                                                                                            Koor Industries Limited.
                                                                                                            (An Israeli Corporation)
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
-----------------------------------------------------------------------------------------------------------------------------------

IN TERMS OF NIS OF SEPTEMBER 1999

                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                 (NOTE 1B)
                                                                                                               NINE MONTHS
                                        NINE MONTHS ENDED ON          THREE MONTHS ENDED ON      YEAR ENDED          ENDED
                                 SEPTEMBER 30   SEPTEMBER 30    SEPTEMBER 30   SEPTEMBER 30     DECEMBER 31   SEPTEMBER 30
                                         1999           1998            1999           1998            1998           1999
                                  (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)       (AUDITED)    (UNAUDITED)
                                NIS THOUSANDS NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS  US$ THOUSANDS

A.  ADJUSTMENTS TO
       RECONCILE NET
       INCOME TO NET CASH
       FLOWS GENERATED BY
       OPERATING ACTIVITIES

INCOME AND EXPENSES
 NOT INVOLVING CASH
 FLOWS:
Minority interest in
 subsidiaries, net                    49,477        200,218          19,584          67,618        245,894          11,571
Equity in results of
 affiliate, net of dividend
 received therefrom                  (46,399)       (31,889)        (12,674)          1,800        (34,079)        (10,851)
Depreciation and
 amortization                        444,161        506,626         150,723         169,556        679,892         103,873
Deferred taxes                       (27,276)       (19,673)          6,281           9,799       (116,519)         (6,379)
Increase in liability for
 employee severance
 benefits, net                        43,415         50,995          13,061          27,586         82,218          10,153
Capital losses (gains),
 net:
  Fixed assets                         1,346           (225)            196           (596)          7,304            314
  Investments in
   formerly consolidated
   subsidiaries                     (206,942)      (132,979)       (148,005)      (130,797)       (147,209)       (48,396)
Investments in investee
 companies                           (39,460)      (241,118)         (1,691)        (1,908)       (248,546)        (9,228)
Write-down in value of
 assets and investments              121,859        178,437          99,270         25,690         226,333         28,498
Adjustment of principal
 of loans and other
 long-term liabilities               (13,436)        16,677          33,149         20,482          53,259         (3,142)
Erosion of principal of
 credit from banks and
 others                               17,000         12,636          18,535         10,719          16,129          3,976
Adjustment of value of
investments, deposits
 and loans receivable                 (8,428)       (27,939)         (9,007)       (14,502)        (54,170)        (1,971)
Employee benefits in
 respect of option
 warrants granted by
 controlling shareholder                   -          6,051               -              -           6,051              -
                                 -----------    -----------     -----------    -----------     -----------    -----------
                                     335,317        517,817         169,422        185,447         716,557         78,418
                                 ===========    ===========     ===========    ===========     ===========    ===========



The accompanying notes are an integral part of these interim financial statements.

                                                                                                            Koor Industries Limited.
                                                                                                            (An Israeli Corporation)
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
-----------------------------------------------------------------------------------------------------------------------------------

IN TERMS OF NIS OF SEPTEMBER 1999

                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                 (NOTE 1B)
                                                                                                               NINE MONTHS
                                        NINE MONTHS ENDED ON          THREE MONTHS ENDED ON      YEAR ENDED          ENDED
                                 SEPTEMBER 30   SEPTEMBER 30    SEPTEMBER 30   SEPTEMBER 30     DECEMBER 31   SEPTEMBER 30
                                         1999           1998            1999           1998            1998           1999
                                  (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)       (AUDITED)    (UNAUDITED)
                                NIS THOUSANDS NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS  US$ THOUSANDS

CHANGES IN OPERATING
 ASSETS AND LIABILITY
 ITEMS:
Increase in trade
 receivables and other
 accounts receivable
 (after taking into
 account  non-current
 receivables)                     (558,057)      (641,480)       (284,142)       (311,447)       (636,505)       (130,509)
Decrease (increase) in
 inventories and works
 in progress, net of
customer advances
 (including long- term
 customer advances)                 10,000         18,815         (17,919)            985         (10,726)          2,339
Increase (decrease) in
 trade payables and other
 payables and accruals             223,771        281,543          18,970         (37,179)        560,129          52,332
                               -----------    -----------     -----------     -----------     -----------     -----------
                                  (324,286)      (341,122)       (283,091)       (347,641)        (87,102)       ( 75,838)
                               -----------    -----------     -----------     -----------     -----------     -----------
                                    11,031        176,695        (113,669)       (162,194)       (629,455)          2,580
                               ===========    ===========     ===========     ===========     ===========     ===========
B.  ACQUISITION OF
      NEWLY CONSOLIDATED
      SUBSIDIARIES:
Assets and liabilities of
 subsidiaries at date of
 acquisition:
Working capital
 deficiency (surplus)
 excluding cash and
 cash equivalents                  107,882       (130,001)        (13,576)        (11,759)       (149,762)         25,230
Fixed assets and
 investments                      (428,641)       (19,422)        (10,846)        (15,562)        (43,625)       (100,243)
Long-term liabilities               43,622          4,537           7,414               -           4,653          10,201
Minority interest in
 subsidiaries                       66,381          2,426           2,445           2,558           2,425          15,524
Excess of cost over net
 asset value at
 acquisitions                      (34,192)       (30,043)        (11,729)        (30,043)        (48,101)         (7,996)
Liability for acquisition
 of subsidiaries                         -         41,933               -          41,933               -               -
Equity in net assets                14,429          3,862               -               -           3,991           3,374
                               -----------    -----------     -----------     -----------     -----------     -----------
                                  (230,519)      (126,708)        (26,292)        (12,873)       (230,419)        (53,910)
                               ===========    ===========     ===========     ===========     ===========     ===========



The accompanying notes are an integral part of these interim financial statements.

                                                                                                            Koor Industries Limited.
                                                                                                            (An Israeli Corporation)
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
-----------------------------------------------------------------------------------------------------------------------------------

IN TERMS OF NIS OF SEPTEMBER 1999

                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                 (NOTE 1B)
                                                                                                               NINE MONTHS
                                        NINE MONTHS ENDED ON          THREE MONTHS ENDED ON      YEAR ENDED          ENDED
                                 SEPTEMBER 30   SEPTEMBER 30    SEPTEMBER 30   SEPTEMBER 30     DECEMBER 31   SEPTEMBER 30
                                         1999           1998            1999           1998            1998           1999
                                  (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)       (AUDITED)    (UNAUDITED)
                                NIS THOUSANDS NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS   NIS THOUSANDS  US$ THOUSANDS

C.  PROCEEDS FROM
       REALISATION OF
       INVESTMENTS IN
       FORMERLY-
  CONSOLIDATED
       COMPANIES:
Assets and liabilities of
 formerly-consolidated
 companies at the time they
 ceased to be consolidated:
Working capital surplus,
 excluding cash and
 cash equivalents                  567,126         98,708          13,874          84,094          94,392         132,630
Fixed assets and
 investments                       843,498        667,169          98,710         632,218         789,820         197,263
Long-term liabilities             (209,764)      (220,618)        (24,118)       (217,507)       (248,750)        (49,056)
Minority interest in
 subsidiaries                     (242,653)      (205,781)        (20,517)       (204,655)              -         (56,748)
Equity in net assets            (1,004,660)        72,429             519          72,410        (205,359)       (234,953)
Proceeds from sale of
 subsidiaries, not yet
 received                                -       (151,768)              -        (141,662)        (39,332)              -
Capital gain on sale of
 investments in                    206,942        132,979         148,005         130,797         147,209          48,396
subsidiaries                   -----------    -----------     -----------     -----------     -----------     -----------
                                   160,489        393,118         216,473         355,695         537,980          37,532
                               ===========    ===========     ===========     ===========     ===========     ===========
D.  NON-CASH OPERATIONS:
Purchase of switching
 division                            8,124              -               -               -               -           1,900
                               ===========    ===========     ===========     ===========     ===========     ===========
Purchase of fixed assets             2,321          3,206             544           3,206           6,642             543
                               ===========    ===========     ===========     ===========     ===========     ===========
Purchase of other assets            17,104              -          12,204               -          29,289           4,000
                               ===========    ===========     ===========     ===========     ===========     ===========
Proceeds from sale of fixed
 assets and investee
 companies, less tax                 7,357        161,261             664         143,017          44,664           1,721
                               ===========    ===========     ===========     ===========     ===========     ===========
Proposed dividend to
 minority shareholders                   -              -               -               -           8,752               -
                               ===========    ===========     ===========     ===========     ===========     ===========
Interim dividend                         -         67,369               -          67,369          85,960               -
                               ===========    ===========     ===========     ===========     ===========     ===========
Conversion of convertible
 debentures into shares of
 the Company and
 subsidiaries                          995        140,829               -           9,982         140,829             233
                               ===========    ===========     ===========     ===========     ===========     ===========
Investments in newly
 consolidated subsidiaries               -         41,933               -          41,933               -               -
                               ===========    ===========     ===========     ===========     ===========     ===========



The accompanying notes are an integral part of these interim financial statements.

                                                            Koor Industries Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

     A. These financial statements are as at 30 September, 1999 and for the periods of the nine months and three month then ended. They should be read in conjunction with the annual audited financial statements of the Company as at December 31, 1998 and their accompanying notes.

     B. The adjusted interim consolidated financial statements as at 30 September, 1999 and for the nine months then ended have been translated into US dollars using the representative exchange rate at the date ($1 = NIS 4.276). The translation was made solely for the convenience of the reader.

          The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars unless otherwise indicated in these financial statements.

     C.   THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. Similar problems may also occur in systems that use the digits "99" in a date field as an indication of something other than the year 1999. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not resolved, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct regular business operations.

     The fact that Koor is a holding Company whose operations are almost entirely conducted by its investee companies, is the overriding factor in determining the degree of the impact of the Year 2000 Issue on Koor. The impact of this issue is primarily on the investee companies which operate in the telecommunication and electronics segment.

     The information systems of the Group companies were developed and are operated by the companies themselves or by outside contractors. Those companies which operate independent systems, are performing themselves the conversion on their own systems, or in the case of purchased systems, or use of service bureaus, the conversion is being carried out by the supplier. The companies have requested the suppliers to report to them on the degree of preparedness achieved and the manner in which the problem is being handled. Not all the requested reports have been supplied. In certain companies, additional exposure derives from the fact that they sell computer-embedded telecommunications systems. Furthermore, all of the Group companies are indirectly exposed to the Year 2000 Issue as it affects national utility companies which provide services, such as the Israel Electric Corporation, Bezeq, etc.

     It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the remediation efforts of customers, suppliers or other third parties, will be fully resolved.

NOTE 2 - ACCOUNTING POLICIES

     The accounting policies applied in the preparation of the interim financial statements are consistent with those of the financial statements as at December 31, 1998.

     The interim financial statements were prepared in conformity with generally accepted accounting principles applied as necessary in the preparation of Interim Financial Statements.


NOTE 3 - FINANCIAL STATEMENTS IN ADJUSTED VALUES

     The comparative data in these statements were adjusted to the NIS of September 1999.

     During the nine-month period ended 30 September, 1999, the CPI rose by 0.87% (in the same period last year it rose by 4.05%). The exchange rate of the US dollar increased in the reported period by 2.79% (in the same period last year it increased by 8.74%).


NOTE 4 - ECI TELECOM LTD.

     A.   MERGER OF ECI TELECOM LTD. AND TADIRAN TELECOMMUNICATIONS LTD.

     1.   On 16 March, 1999, ECI Telecom Ltd. (ECI) and Tadiran
          Telecommunications Ltd. (TTL) announced the completion of the merger between them, effective 1 January, 1999.

     2. The merger was recorded in the financial statements of Koor at book value, based on the accounting principles applying to transactions in which assets of similar nature are exchanged. This treatment is different from accepted accounting treatment in the United States
          (GAAP), where the transaction would have been recorded at market value.

     3. Following the merger and before the purchase by Koor of additional shares in ECI (see B below), the direct holdings of Koor and Tadiran Ltd. in ECI were 16.6% and 12.6%, respectively. As a result of the merger and the exchange of shares, the balance of goodwill of both Koor and Tadiran Ltd. in ECI increased by a net amount of approximately NIS 189 million.

     4. As a result of the merger, effective January 1, 1999, Koor no longer consolidates the operations of TTL in its financial statements.

         Following are data from the financial statements of TTL for the first nine months of 1998 and for the whole of 1998:

                                                  NINE MONTHS
                                                        ENDED        YEAR ENDED
                                                SEPTEMBER 30        DECEMBER 31
                                                        1999               1998
                                                  (UNAUDITED)          (AUDITED)
                                               NIS THOUSANDS      NIS THOUSANDS

          Revenues                                 1,247,453          1,752,169

          Operating income                           106,169            176,959

          Net income                                 117,874            166,637

          Total assets                             1,486,206          2,317,290

     B.   PURCHASE OF ADDITIONAL SHARES OF ECI

     On 31 January, 1999 Koor notified Clal Electronics Industries Ltd. of exercise of the call option to purchase from Clal Electronics Industries Ltd. 3,830,000 ordinary shares of ECI at $37 per share. The transaction was closed on 8 February, 1999.

     As at the balance sheet date, after purchase of additional shares on the stock exchange, Koor's direct holding in ECI reached 33.8%.


NOTE 5 - CONTINGENT LIABILITIES AND COMMITMENTS

     A. During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (the Law) regarding price coordination and lack of competition between Tadiran Telecommunications Ltd. (TTL) and Telrad, the Commissioner of Restrictive Trade Practices (the Commissioner) conducted an examination at the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

     On 13 December, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (the Authority) had concluded the investigation regarding suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, relating to supply of switchboards for public switching and to N.S.R. operations.

     According to information released to the press by the Commissioner, the investigators of the Investigations Department of the Authority recommended submitting indictments against some of the investigated employees regarding some of the suspicions investigated, and that the Legal Department of the Authority was to decide if offenses were in fact committed and if there is sufficient evidential basis for a trial. Up to the date of approval of the financial statements, nothing was mentioned regarding the details of the findings of the Legal Department of the Authority.

     Under the Law, violations may result in penalties as well as in implications at the civil level, if damage should be proven as a result of a violation of the Law. Managements of the Company and the subsidiaries, after consultation with their legal counsels, are of the opinion that, at this stage, as long as the results of the Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result - if at all. Accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

     B. In October 1999, Bezeq, The Israel Telecommunication Corp. Ltd. (Bezeq) lodged a claim against Tadiran Ltd. (Tadiran), whose main cause is various losses incurred by Bezeq due to delays in the performance of works which were ordered under development and application contracts originally signed between Bezeq and TTL in the amount of some $6.7 million (the Principal Claim).

          Alter, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of approximately $1.7 million (the Alternative Claim).

          In the opinion of the legal counsels of Tadiran, in the absence of details from Bezeq it is not possible at this stage to relate to the allegations in the Principal Claim, although it appears that Tadiran has reasonable defence arguments against bearing liability for the full amount of the losses claimed in the Principal Claim, and it can be assumed that it will eventually be reduced. Furthermore, Tadiran has reasonable defence arguments against the Alternative Claim for payment of the balance of the arrearage penalties. Therefore, the financial statements do not include a provision regarding this claim.

     C. On 30 March, 1999 Koor signed a framework agreement with an investment bank for the issue of convertible notes in a total amount of approximately US $75 million. The Notes are convertible into 1.6% of the issued share capital of ECI, out of the ECI shares held by Koor, over a period of two years from date of issue, at a minimum exercise price of US $50 per share. In the event that the investment bank will exercise the conversion right of the notes, Koor has the right to pay to the bank the value of ECI shares as at that time instead of delivering such shares to the bank. The notes are denominated in US dollars and carry interest of 2.5% per annum. In the account period, notes were issued in a total amount of approximately US $15 million.

     D. In March 1999 a collective labour agreement was signed between Middle East Tubes Ltd. (METCO) and The New General Federation of Workers concerning the retirement terms of 35 workers at the Akko plant of Tubes who it was agreed would retire from METCO and with regard to the retirement of additional workers. A provision was made in the 1998 financial statements for the retirement of the aforementioned 35 workers. Under the agreement, workers from the Akko plant who resign or who accept early retirement by 31.12.2000 are entitled to enlarged compensation of between 80% and 220%, depending on the number of years of their employment at METCO, and to an adjustment grant and a waiver of claims grant.

          It was also decided that additional workers who retire during the term of the agreement will be entitled, upon reaching the age of 56 (or 54 for female workers), to early pension payments until they reach retirement age. In addition, these workers will be entitled to grants as stipulated in the agreement. Workers who are younger than 56 but more than 54 on the date of signing the agreement and whom the management of METCO has decided to dismiss, will also be entitled to early pension payments. Every retirement is subjected to the approval of the management of METCO.

          The term of the above agreement is until 31.12.2000, but will remain in effect as long as no other agreement is signed.

          At this stage it is not possible to estimate how many workers, if any, will retire pursuant to the agreement, beyond the workers who have already been dismissed, and therefore no additional provision was made for them in the financial statements.

     E. Further to the Note on the subject which appeared in the annual financial statements concerning a customer claim against Adaptive Broadband Corporation (ABC) (formerly California Microwave, Inc.), the amount of the claim was recently amended and now stands at approximately $40 million. In May 1999 an application was filed for arbitration against Tadiran by ABC, pursuant to the arbitration clause in the agreement which was signed between those parties.

          The main thrust of the application is a declarative decision determining that Tadiran is required to indemnify ABC in connection with claims which were lodged at the arbitration institute against ABC by the customer.

          Tadiran lodged an application, which was dismissed, for a stay of the arbitration proceedings in the New York Supreme Court. Accordingly, the arbitration proceedings have commenced. At this early stage, before ABC has presented its allegations as required, the management of Tadiran believs, based on the opinion of its legal advisers, that it has appropriate defence arguments against the above indemnity demands, and accordingly, no provision was made in the financial statements for the arbitration results.

NOTE 6 - MAIN CHANGES IN HOLDINGS IN INVESTEE COMPANIES

     A. On 3 March, 1999, Koor entered into an agreement with Menorah Holdings Ltd. and B. Gaon Holdings Ltd. (the Purchasers), for the sale of most of its equity interest in Koor Finance Ltd. (Koor Finance, which controls, inter alia, the Koor Capital Market group and Netivot Pension Fund), on the following terms:

          Under the agreement, Koor sold to the Purchasers 80% of its rights in Koor Finance (shares and capital notes) for a total consideration of NIS 44 million subject to certain adjustments. The transaction was closed on 31 May, 1999 after receipt of the approvals of the various authorities, and the consideration was paid.

          The after-tax capital gain to Koor from this sale amounted to approximately NIS 10 million and was recorded in the second quarter of 1999.

          Koor and the Purchasers granted one another put and call options for purchase of the remainder of Koor's interest in Koor Finance. The put option is exercisable starting from the end of one year after the date of signature of the agreement until the end of two years from that date. The call option is exercisable within 90 days of the expiry date of the put option. The exercise price of the options is NIS 12 million, linked to the dollar and bearing interest.

          On 14 June, 1999 Tadiran sold its holdings (20%) in Koor Investment House (H.A.L.) Ltd. to a subsidiary in the Koor Finance Group, in consideration of NIS 5 million.

     B. On 8 March, 1999, Tadiran entered into an agreement for the sale of all its equity interest (86.9%) in Contahal Ltd. (Contahal), in consideration of US $24 million. The after-tax capital gain to Koor on the date of closing the transaction was NIS 49 million and was recorded in the results of the second quarter of 1999. In consequence of the sale, Koor ceased to consolidate the financial statements of Contahal in the second quarter of 1999.

     C. During the first half of 1999, Telrad Holdings Ltd. (100%) sold its full holdings in a number of its subsidiaries and affiliates, in consideration of approximately NIS 20 million. Koor realized after-tax capital gains of NIS 16 million on these transactions.

     D. In April 1999, pursuant to a memorandum of understanding dated 27 January, 1999, Koor purchased 75% of the ownership of the Radisson Moriah hotel chain at a chain value of US $81.5 million (before distribution of a dividend).
          The name of the company was changed to Sheraton - Moriah (Israel) Ltd. (Sheraton Moraih). Sheraton Moriah was consolidated in the financial statements of Koor starting in the second quarter of 1999. The goodwill generated in this purchase is NIS 20 million.

          On 11 May, 1999 a memorandum of understanding was signed by Koor and Bank Hapoalim Group for the sale of 20% of ownership of the Sheraton Moriah in consideration of approximately US $13 million (after distribution of a dividend). On 11 October, 1999 the transaction was closed, the consideration was received and the shares were transferred.

          Following negotiations for transfer of ownership of the hotels owned by Koor to Sheraton Moriah, in the third quarter of 1999 Koor recorded other expenses of NIS 33 million in respect of decrease in value of its hotels.

     E. On 16 May, 1999 Tadiran signed an agreement of principles for the sale of all of its holdings (87%) in Advanced Technologies Ltd. The consideration, US $64 million, was received on 29 July, 1999. The pre-tax capital gain to Koor in the third quarter amounts to NIS 153 million.

     F. On 21 June, 1999 a transaction was completed for the sale of all the holdings (76.37%) of Koor Investments Ltd. (a wholly-owned subsidiary of Koor) in Merhav Building Materials and Ceramics Center Ltd. (Merhav), in total consideration of NIS 35 million. As part of the transaction, the buyers purchased from Koor the capital note which Merhav had issued in favour of Koor in the amount of approximately NIS 4 million, and Koor was released from its guarantees in favour of Merhav and its subsidiaries.

          After deductions of provisions which were recorded in 1998 in respect of this investment, the pre-tax capital gain generated in the sale amounted to NIS 7 million and was included in the second quarter of 1999.

     G. During 1999, Koor purchased shares on NASDAQ, at various prices, in BVR Systems (1998) Ltd. (BVR). The total cost of the purchases amounts to US $20 million.
          On 5 August, 1999, Koor Group signed an agreement with a number of BVR's shareholders for the purchase of an additional BVR shares (part by way of private placement and part in purchase from the other shareholders), in consideration of US $14 million. The transaction was closed on 22 September, 1999.
          The agreement determined that the other shareholders of BVR, together with Koor, will exercise their voting power so that three directors of BVR will be recommended by Koor and the other four directors will be recommended by the other shareholders.
          As at the balance sheet date, Koor's holdings in BVR are 28.6% of BVR's share capital. As of October 1, 1999 Koor includes its investment in BVR according to the equity method.

     H. On 10 June, 1999 an agreement was signed by Tadiran for the sale of all of its holdings (49%) in Tadiran Information Systems Ltd. (TIS), an affiliate, to IBM Israel Ltd., which prior to the transaction held 51% of TIS. The consideration (including dividend) was fixed at NIS 107 million. The pre-tax capital gain was NIS 59 million and was included in the results of the second quarter of 1999.

     I. On 21 July, 1999 an agreement was finalized for the sale of Koor's holdings in Yonah Fishing & Industry Ltd. (Yonah) and its subsidiary. Under the agreement, Koor was released from guarantees which it gave in respect of Yonah to banking institutions and other parties in a total sum of NIS 55 million. After provisions recorded up to the end of the second quarter of 1999, no capital gain or loss accrued to Koor from the transaction in the third quarter of 1999. See Section M below.

     J. In July 1999 Makhteshim-Agan Industries Ltd. (Makhteshim-Agan), a subsidiary purchased from the shareholders of Luxembourg Pharmaceuticals Ltd. (a pharmaceuticals, medical instruments and equipment company, hereinafter Luxembourg), 42.86% of the issued and paid up share capital of Luxembourg, furthermore Luxembourg issued shares to Makhteshim-Agan constituting 7.14% of its share capital in a total consideration of US $7.1 million. Concurrently with the issuance, Makhteshim-Agan sold to Luxembourg its holdings (100% ownership and control) in Koor Medica Ltd. (Koor Medica) in consideration of US $ 1 million. Following the above transactions, Makhteshim-Agan holds 50% of the shares of Luxembourg.

          Makhteshim-Agan also has a call option to purchase the remaining shares of Luxembourg and the shareholders of Luxembourg have a put option enabling them to obligate Makhteshim-Agan to purchase their shares by 31 December, 2001, in consideration of US $7 million. To secure the option, Makhteshim-Agan has deposited the sum of US $4 million with a trustee.

     K. On 4 August, 1999 Koor sold all of its holdings (100%) in the subsidiary Koor Metals Ltd. (Koor Metals) in consideration of approximately NIS 11 million and the release of Koor from its guarantees in favour of Koor Metals and its subsidiaries to banks and third parties in consideration of some NIS 34 million. In addition, the loans between Koor and Koor Metals were repaid.
          After provisions of approximately NIS 10 million which were included in respect of this investment until the end of the second quarter of 1999, no capital gain or loss was recorded from this transaction in the third quarter of 1999.

     L. In August 1999 Tadiran signed an agreement for the sale of all of its holdings (100%) in Tadiran Batteries Ltd. in consideration of US $19.5 million. Closing of the transaction is contingent upon the fulfillment of certain conditions which are set forth in the agreement and which include, inter alia, due diligence by the buyer and receipt of approvals from the relevant authorities for closing the transaction. The expected after-tax capital gain accruing to Koor amounts to US $5.3 million and will be recorded upon closing the transaction.

     M. In the financial statements of Koor, Phoenicia and Yonah are part of the food segment appearing in the financial statements as at 31 December, 1998 under "Others" in the segments note. Following the completion of the sale of these companies, Koor's operations in the food segment were terminated.

          Below are data on the operations of the food segment:

                                              NINE MONTHS ENDED     YEAR ENDED
                                  SEPTEMBER 30     SEPTEMBER 30    DECEMBER 31
                                          1999             1998           1998
                                    (UNAUDITED)      (UNAUDITED)      (AUDITED)
                                  NIS MILLIONS     NIS MILLIONS   NIS MILLIONS

          Income from sales                 96              330            375

          Operating income (loss)           (1)              15             19

          Net loss - Koor's share           (4)              (2)            (2)

          Total assets                       -              246            109

NOTE 7 - ADDITIONAL INFORMATION

     A. As part of the ECI and TTL merger agreement, Tadiran purchased the assets and liabilities of the switching division of TTL (Switching), in consideration of some US $29 million.

          On 21 March, 1999 an agreement was signed by Tadiran and a third party for the sale of most of the assets and liabilities of Switching in consideration of US $24 million, with no capital gain or loss accruing from the transaction.

     B. On 28 July, 1999, a memorandum of understanding between Koor and its wholly- controlled subsidiaries (Tadiran and Elisra Electronic Systems Ltd.) of the one part, and Israel Aircraft Industries Ltd. and Elta Electronics Industries Ltd. of the other part, for cooperation on certain subjects in the field of military electronics industry. The cooperation will entail, inter alia, a business venture under the equal ownership of the two parties. The parties together will approve the business plan of the venture, which will include, among other things, a definition of the areas of business of the venture, budgets and resources, reciprocal relations between the parties, etc.

     C. On 16 September, 1999 Koor and Clal Industries and Investments Ltd. received the valuation determined by outside appraisers for Mashav Initiation and Development Ltd. Following the valuation, the exercise price of the option held by Clal for the purchase of 25% of the share capital of Mashav from Koor, is $179 million.

     D. In the nine months ended 30 September, 1999, the local currency in Brazil was devalued against the dollar by 59%, with high volatility in the exchange rate during the period.

          Until the third quarter of 1999, most of the customer debts of the consolidated company in Brazil were linked to the exchange rate of the dollar. During the third quarter, owing to the sharp cumulative rise in the exchange rate of the local currency against the dollar, the customer market in Brazil no longer accepts linkage to the dollar and therefore, customer balances of the consolidated company in Brazil, as at 30 September, 1999, which amount to approximately $145 million, are unlinked to the dollar.

          As a result of the change in the market's attitude during the third quarter in respect of the manner of linkage of customer balances, sales of the consolidated company in Brazil include the erosion of the customer debt at that date. Adjustment of the customer debt from the previous period to the new accounting method, in the amount of $6.7 million, is recorded in the item Other expenses in the third quarter.

          In addition, Other expenses includes, in the nine months ended 30 September, 1999, the sum of $6.5 million in respect of discounts, net, granted to customers for the devaluation in Brazil (of which $2.5 million in the third quarter).

     E. In the third quarter of 1999, the exploitation of transferred capital losses for tax purposes became possible, and accordingly Koor recorded a tax asset of some NIS 50 million against the Income tax revenues item.

     F. In the second quarter of 1999, Tadiran and its consolidated company recorded additional deductions in respect of a decrease in value of investments in a total amount of approximately $8 million, net.

     G. In the current period subsidiaries of Tadiran passed resolutions regarding a plan for a reduction in personnel. In the opinion of the managements of these companies the expense in the amount of $ 7.3 million reflects the cost of implementing this plan.

     H. Due to the ongoing crisis in the construction industry and import of construction steel at dumping , which are causing a depression in the level of selling prices of steel, a consolidated company, United Steel Mills Ltd. (United Steel) posted a loss of some NIS 22.6 million in the first nine months of 1999. As a result, United Steel has a negative operating cash flow deficiency in the amount of some NIS 25.8 million, and as at 30 September, 1999 the working capital deficiency of United Steel is NIS 88 million.
          In view of the aforesaid, and in view of the short and long term credit levels, after the balance sheet date United Steel, its shareholders and the banks which granted the credit to United Steel, formulated an arrangement, which has not yet been signed, in respect of restructuring the debts of United Steel to the banks.

          The main point of the proposed arrangement are these:

          The banks will convert the debt of United Steel from a short-term debt to a long-term debt, including postponement of repayment of the principal of the loans by about three years.

          In exchange, Koor will grant the banks a guarantee limited by amount, in the amount of the deterioration of credit quality incurred by the banks, if incurred, following deterioration in the ratio of the extent of the credit to the value of the current securities of United Steel. In addition, Koor Industries will extend a loan to United Steel for repayment of United Steel's obligation to Koor Issuances and will find a solution for repayment of United Steel's obligation to the debenture holders and will waive management fees for a defined period.

          United Steel estimates, based on the understandings achieved, that the arrangement will be formally approved by the end of 1999.

          The third quarter financial statements of Koor include a provision of NIS 44 million for a decrease in the value of the investment in United Steel, which is recorded under the item Other expenses.

     I. In September 1999, an affiliated company of ECI signed an agreement of principles whereunder its shares and capital notes held by its shareholders, among them ECI, will be exchanged for the shares of Trion Communications Systems Ltd., a company whose shares are listed in the US. Closing of the transaction is contingent upon the fulfillment of certain conditions which are stipulated in the agreement of principles, and which include, inter alia, due diligence by the buyer, receipt of the requisite approvals and the final structure of the transaction.

          The capital gain (before tax) expected from implementation of the transaction is still contingent upon the results of the closing. ECI's management estimates, based on the progress in the negotiations to date, that the capital gain accruing to ECI will be not less than $22 million, which will be recorded in the statement of operations on the date of completion of the transaction.

     J. After the balance sheet date, the Board of Directors of Telrad approved a further reorganization plan which includes the retirement of another 113 employees at a total cost of some NIS 48 million (about NIS 32 million after deduction of relevant deferred taxes). The financial statements as at 30 September, 1999 include expenses in respect of the above retirement agreements which are shown under the item Other expenses.


NOTE 8 - SUBSEQUENT EVENTS

     A. On 28 July, 1999 Koor signed an agreement for the sale of all of its holdings (about 75%) in Phoenicia Glass Works Ltd. (Phoenicia) in consideration of NIS 6 million and the release of Koor from its guarantees in favour of Phoenicia towards other third parties in the amount of approximately NIS 36 million. On 20 October, 1999 the transaction was closed, the consideration was paid and the shares transferred.
          The after-tax capital gain accruing to Koor in the fourth quarter after the provisions which were recorded, amounts to some NIS 9 million. See Section 6M.

     B. On 11 June, 1999 agreement in principle was reached between Tadiran and Shamrock Group and others, for the sale of all of Tadiran's holdings in Tadiran Com.
          On 10 November, 1999 the sale agreement was signed, the shares transferred and the consideration received.
          The total consideration is $149 million, of which $ 5 million were distributed as dividend and $35 million were paid by Tadiran Com. for the use of Tadiran's logo and a non competition agreement. The capital gain (after tax) expected to accrue to Koor in the fourth quarter amounts to approximately $42.5 million.

     C. On 26 October, 1999 Tadiran signed a document of principles for the sale of all of its holdings (56.6%) in Tadiran Appliances Ltd. The consideration is in the amount of some $31 million, subject to adjustments.
          Completion of the transaction is contingent upon the fulfillment of certain conditions which are set out in the agreement, and include, inter alia, due diligence by the buyer and receipt of the requisite approvals from the relevant authorities for completion of the transaction.
          A provision of NIS 17 million was recorded in the financial statements in the third quarter of 1999, reflecting the expected loss from disposal of the holding.

     D. In October 1999, a subsidiary of ECI whose principal business is the development, production and marketing of fraud detection systems in communications systems and improvement of traffic quality in communications systems, completed an initial public offering on NASDAQ. The net proceeds from the IPO amounted to $37 million. Following the IPO, a capital gain of some $26 million accrued to ECI, which will be recorded in the statement of operations of the fourth quarter of 1999. ECI's holding in the subsidiary decreased to approximately 77.5%.

          Under the prospectus, the underwriters of the issue were granted a right to purchase an additional quantity of up to 2.5% of the ECI subsidiary's share capital. Up to the date of approval of the financial statements the right was exercised, with a further capital gain of about $3 million to ECI.

             Directors' Report on the state of the Company's affairs
                 for the period 1 January to 30 September, 1999


1.   Strategic Plan

     In 1999, Company management is continuing with the successful implementation of a strategy designed to create value for its shareholders by focusing on the segments of telecommunications, military electronics and agro-chemicals, expanding existing operations and abandoning fields with less potential for high profitability. The Company management is looking for ways to strengthen its presence in markets and fields which are the core business of Koor with potential for growth and profitability.

     Since the beginning of the year, holdings have been realised in Koor Finance, Contahal, Merhav, the switching division of Tadiran
     Telecommunications, Techem, Tadiran Information Systems, Koor Metals, Phoenicia, Yonah, and Tadiran Com. In addition, agreements have been signed for the realization of holdings in Tadiran Batteries and Tadiran Appliances (see 2J below).

     Towards the end of the first quarter of the Year 2000, the Company is scheduled to complete the first stage of the strategic plan, which includes, among other things, the disposal of holdings, downsizing of headquarters and the simplification of holding structures, which is expected to lead to a considerable decrease in capital gains from the realization of additional companies. In the second stage of the plan, the Company's management will focus on the management and enhancement of its principal holdings.


2.   Principal events and changes in the state of the Company's affairs

     A.   ECI Telecom Ltd. (ECI)

          1) On 8 February, 1999, a call option to purchase from Clal Electronic Industries Ltd. 3,830,000 ordinary shares of a par value of NIS 0.12 each of ECI at $37 per share, was exercised for a total sum of approximately $142 million, in accordance with the provisions of the agreement from 9 April, 1998.

          2) During 1999, Koor purchased additional shares of ECI for approximately $13 million.

          3) The percentage of Koor's holdings in ECI as at 30 September, 1999 was approximately 33.8%.

          4) In October 1999, a subsidiary of ECI whose principal business is the development, production and marketing of fraud detection systems in communications networks and improving traffic quality in communications networks, completed an initial public offering on NASDAQ . The net proceeds from the offering amounted to some $37 million. Following the offering, capital gains accrued at ECI were approximately $26 million, which will be recorded in the Statement of Operations of the fourth quarter in 1999.

               Under the prospectus, the offering's underwriters were granted a right, to purchase an additional quantity of up to 2.5% of the shares of the ECI subsidiary. By the end of November 1999, the above right was exercised and an additional capital gain of approximately $3 million accrued to ECI.

          5) In September 1999, an affiliated company of ECI signed an agreement of principles whereunder its shares and capital notes held by its shareholders, among them ECI, will be exchanged for shares of Trion Communications Systems Ltd., a company whose shares are listed in the US. Closing of the transaction is contingent upon the fulfillment of certain conditions which are set out in the agreement of principles, which include, inter alia, due diligence by the buyer, receipt of certain approvals, and the final structure of the transaction.

               The capital gain (before tax) anticipated from realization of the transaction is still contingent upon the outcome of closing the transaction. ECI's management estimates, based on the progress in the negotiations to date, that the capital gain accruing to ECI will be not less than $22 million, which will be recorded in the Statement of Operations on the date of completing the transaction.

     B.   Merger of ECI and Tadiran Telecommunications

          1)   On 16 March, 1999, the merger of the two companies was completed.

               After completion of the merger, Tadiran's holdings in ECI reached approximately 12.6%.

          2) As part of the agreement, Tadiran acquired the Switching Division of Telecommunications for the sum of approximately $28.8 million. About $25 million of that sum were paid in May 1999 (see J5 below).

          3) The merger transaction was recorded in Koor's financial statements at book values, in keeping with the rules for similar asset exchange transactions. ECI included in its results an $87 million write-off for research and development in progress in respect of Tadiran Telecommunications. This write-off was not included in the financial results of Koor.

          4) As a result of the merger, as of 1 January, 1999, the operations of Tadiran Telecommunications are no longer consolidated in the financial statements of Koor.

               The integration of Tadiran Telecommunications and ECI and the reorganization of operations in the US are in their final stages.

               In accordance with the Securities Regulations, the financial statements of ECI are attached to those of Koor. ECI's reports relate to consolidated ECI and include the results of Tadiran Telecommunications which merged with ECI starting from the first quarter of 1999.

               Below are selected ECI data (in rounded millions of dollars):

                                        1 - 9               7 - 9
                                        -----               -----
                                    1999      1998      1998      1998
                                    ----      ----      ----      ----
               Revenues            876.9     591.4     302.2     210.2
               Gross profit        460.7     337.4     157.4     120.2
               Operating income     43.4*    117.4      54.4      32.9
               Net income           46.5*    109.4      55.0      30.0

               *After reductions relating to the merger - 1999 including approximately $87 million for purchase of research and development in progress and $25 million for restructuring expenses related to the merger with Tadiran Telecommunications.

     C.   Tadiran shares

          1) In accordance with the purchase proposal documents, in January 1999 Koor transferred the consideration for the balance of Tadiran's shares, approximately NIS 79 million, thereby attaining 100% ownership of Tadiran.

          2) Pursuant to a resolution of the Board of Directors of Tadiran, a reorganization program which includes a significant reduction in the company's headquarters staff and merger with Koor headquarters, transfer of real estate management to Koor Properties, and sale of software and domestic appliance companies, is now in its final stages. Examination is continuing of alternatives for mergers and acquisitions in the military field.

     D.   Telrad

          As part of a comprehensive program for immediate organizational change, the reorganization of the company into independent profit and loss units has been completed, 850 employees have left the company without disruption of labour relations. After the balance sheet date, the Board of Directors of Telrad approved an additional reorganization plan which includes the retirement of another 113 employees, at a total cost of approximately NIS 48 million (NIS 32 million after deduction of deferred taxes in respect thereof).

          The financial statements as at 30 September, 1999 include expenses in respect of the above retirement agreements, which are recorded under Other income.

          In the first nine months of 1999 and in the third quarter of 1999, Telrad reported substantial operating and net profit, compared with operating and net loss in the corresponding period and in the first quarter of 1999.

          Below are selected Telrad Networks data (in rounded millions of NIS):

                                                1 - 9              7 - 9
                                                -----              -----
                                           1999      1998      1998      1998
                                           ----      ----      ----      ----
          Revenues                      1,363.0   1,083.3     525.9     256.2
          Gross profit (loss)             337.1     107.1     193.3     (22.0)
          Operating income (loss)         157.9     (64.2)    129.6     (63.2)

     E.   BVR Systems (1998) Ltd. (BVR)

          Since the beginning of 1999, Koor has acquired on NASDAQ shares in BVR at various prices. The total cost of the acquisitions amounts to some $20 million.

          On 5 August, 1999 Elisra Electronic Systems Ltd. (a subsidiary of Tadiran Ltd. and wholly-owned -100% by Koor), signed an agreement with BVR and with its shareholders, whereunder Elisra purchased 1,060,000 BVR shares (part in a private placement by BVR and part by purchase from the other shareholders), at $13 per share, in total consideration of approximately $14 million. On 22 September, 1999 the transaction was closed after receipt of the approvals of the various authorities, and the consideration paid. As at 30 September, 1999, Koor's holdings in BVR reached approximately 28.6%.

     F.   Elisra Electronic Systems Ltd. (Elisra)

          On 28 July, 1999, approval in principle was given for a memorandum of understanding between Koor and its wholly-owned subsidiaries (Tadiran Electronic Systems and Elisra), and Israel Aircraft Industries Ltd. and Elta Electronics Industries Ltd., for cooperation in certain areas of the military electronics industry.

          The cooperation will entail the establishment of a joint, equally-owned business venture to which each of the parties will contribute its abilities in the areas to be defined, so that their know-how and infrastructure will be channelled into increasing their ability to compete in global markets and increase their volumes of business.

          A detailed business plan which will define, inter alia, the specific areas of business, budgets and sources, the reciprocal relations between the venture and the parties, and other issues, will be prepared within five months. The memorandum of understanding and activation of the joint venture require the approval of various entities.

     G.   Mashav Initiation and Development (Mashav)

          On 8 April, 1998 an agreement was signed between Koor and the Central Israeli Trade & Investment Company Ltd., and Clal Industries and Investments Ltd., whereby Clal Industries was granted an option to purchase from Koor 25% of the issued share capital of Mashav Initiating & Development Ltd. which are currently held in equal parts by Koor and Clal Industries. The option was exercisable on terms which were defined in the agreement in the period starting on 1 August, 1999 and ending on 31 July, 2000. The exercise price will be set by an outside appraiser and a $10 million control premium added.

          On 16 September, 1999 Koor and Clal Industries and Investments Ltd. received the valuation of the outside appraisers for Mashav, according to which the exercise price of the Clal's option to purchase 25% of the share capital of Mashav from Koor was set at $179 million.

     H.   United Steel Mills (United Steel)

          Due to the ongoing crisis in the construction industry and the dumping of construction steel imports which have driven the selling prices down to an all-time low, United Steel posted losses in the first nine months of 1999 of some NIS 22.6 million. As a result, the company has an operating negative cash flow of NIS 25.8 million. As at 30 September, 1999, the company's working capital deficiency is approximately NIS 88 million.

          In view of the aforesaid and the short and long term credit levels, the company, its shareholders and the banks which provide the company with credit, put together, after the balance sheet date, an arrangement, as yet unsigned, in respect of rescheduling the Company's debts to the banks from short term to long term.

          The main points of the proposed arrangement are these:

          The banks will convert the company's debt from short term to long term, including a three-year postponement of repayment of the principal on the loans.

          In exchange, Koor will grant the banks a guarantee limited by amount, in the amount of the deterioration in the quality of the credit which the banks will incur, if incurred, following deterioration of the ratio of the scope of the credit to the value of the current securities of the company. In addition, Koor Industries will extend a loan to the company for repayment of the company's liabilities to Koor Issuances, and will find a solution for repayment of the company's liabilities to the debenture-holders, and will waive management fees for a stipulated period.

          Based on the understandings reached, United Steel estimates that the arrangement will be formally approved by the end of 1999.

          In the third quarter of 1999, the financial statements of Koor recorded a provision of NIS 44 million for decrease in the value of the investment in United Steel, under the item Other income.

     I.   Sheraton Moriah (Israel) Hotels

          1) On 27 January, 1999 Koor won a tender for purchase of Moriah Hotels Ltd. jointly by Koor Industries (75%) and Sheraton International (25%).

               On 12 April, 1999 the transaction was closed at a value of $81.5 million for the entire chain (before distribution of a dividend).

          2) On 11 May, 1999 a memorandum of understanding was signed between Koor and Hapoalim Assets (Shares) Ltd., a wholly owned subsidiary of Bank Hapoalim B.M., whereby Hapoalim Assets (Shares) Ltd. will purchase from Koor 20% of the issued and paid up capital of Moriah Hotels Ltd.

               The transaction for the sale of 20% of the issued and paid up capital of Sheraton Moriah (Israel) Ltd. (formerly Moriah Hotels Ltd.) by Koor Hapoalim Assets (Shares) Ltd. was closed on 11 October, 1999. The shares were transferred against payment of approximately $13 million (after distribution of a dividend), which was paid to Koor by Hapoalim Assets.

               On completion of the above transaction, the shareholders of Sheraton Moriah (Israel) Ltd. are these:

               Koor - 55%, Sheraton International Group - 25%, Hapoalim Assets - 20%.

               No capital gain is recorded in the financial statements of Koor in respect of this transaction.

          3) In the wake of negotiations for transfer of the hotels owned by Koor to Sheraton Moriah, Koor recorded in the third quarter of 1999, other expenses of some NIS 33 million for write-off of the value of the hotels under its ownership.

          4) On 10 May, 1999, Moriah Hotels Ltd. signed an agreement for the sale of the Moriah Plaza Jerusalem Hotel to Dan Hotels Ltd., in consideration of approximately $27 million.

               No capital gain is recorded in the financial statements of Koor in respect of this transaction.

     J.   Divestiture

          As part of the strategy of focusing on the areas of operation which are the core business, Koor divested itself of the following holdings:

          1)   Subsidiaries and affiliated companies of Telrad Holdings Ltd.

               In the reported period, all of the holdings of Telrad Holdings Ltd. in a number of its subsidiaries and affiliated companies were sold, in consideration of approximately NIS 20 million. The capital gain accruing to Koor for these sales is approximately NIS 16 million.

          2)   Koor Finance (Koor Capital Markets and Netivot Pension)

               On 3 March, 1999 an agreement was signed with Menorah Holdings Ltd. and B. Gaon Holdings Ltd. for the sale of most of Koor's shares in Koor Finance Ltd., which controls, among others, Koor Capital Markets and Netivot Pension Group.

               Under the agreement, Koor sold to the buyers 80% of its rights in Koor Finance (share capital and capital note).

               On 31 May, 1999 the transaction was closed after receipt of the approvals of the various authorities and payment of the consideration, which amounted to approximately NIS 44 million. The capital gain is approximately NIS 10 million.

               Koor and the buyers granted each other put and call options for purchase of the balance of Koor's holdings and rights in Koor Finance. The put option is valid starting from the end of one year from the date of signing the agreement until the elapse of two years from signing the agreement, while the call option is for a period of 90 days after expiry of the put option.

               Consideration of the exercise for Koor was set at NIS 12 million, linked to the dollar and bearing interest.

          3)   Contahal

               On 8 March, 1999 an agreement was signed whereunder Tadiran will sell all of the Contahal shares held by Tadiran and by its wholly-owned subsidiary, which are 86.9% of Contahal's shares. The consideration to Tadiran is approximately NIS 101 million. Capital gain to Koor from this sale amounts to some NIS 49 million. The transaction was closed on 13 May, 1999, the shares were transferred and the consideration received.

          4)   Merhav

               On 13 April 1999 an agreement was signed for the sale of all of the holdings (76.37%) of Koor Investments Ltd. (a wholly-owned Koor company) in Merhav Building Materials and Ceramics Center Ltd. to L. M. Lipsky Ltd. The agreement stipulates, inter alia, that L. M. Lipsky Ltd. will buy from Koor the capital note issued by Merhav in Koor's favour in the amount of approximately NIS 3.6 million, and will release Koor from its guarantees in favour of Merhav and its subsidiaries.

               The agreement was implemented on 21 June, 1999, the shares were transferred and the consideration paid, after fulfillment of all the conditions stipulated therefor between the parties.

               The total consideration (including the capital note) amounted to approximately NIS 35 million. The pre-tax capital gain to Koor from this sale was approximately NIS 6.6 million.

          5)   Switching Division of Tadiran Telecommunications

               During the account period, Tadiran sold most of the assets and liabilities of the Switching Division in consideration of some $24 million. Neither profit nor loss was recorded in the financial statements for as a result of the transaction.

          6)   Techem

               On 16 May, 1999 Tadiran Ltd. signed an agreement of principles for the sale of all of its holdings (87.4%) in Advanced Technologies Ltd. (Techem) to Ness Technologies. On 29 July, 1999 the transaction was closed, the shares were transferred and the consideration received.

               The consideration amounts to NIS 274 million. Pre-tax capital gain accruing to Koor in the third quarter amounted to approximately NIS 153 million.

          7)   Tadiran Information Systems Ltd. (TIS)

               On 10 June, 1999 an agreement was signed by Tadiran for the sale of all of its holdings (49%) in TIS to IBM Israel Ltd., which prior to the agreement held 51% of TIS. The consideration (including a dividend) amounts to approximately NIS 107 million, and the capital gain (before tax) amounts to some NIS 59 million, and was included in the results of the second quarter of 1999.

          8)   Tadiran Com.

               On 11 June, 1999, agreement in principle was reached between Tadiran and Shamrock Group together with a third party, for sale of all of Tadiran's holdings in Tadiran Com. On 10 November, 1999 an agreement was signed with the buyers for the sale of all of Tadiran's holdings in Tadiran Com. Additional agreements were signed together with the sale agreement. Since all the necessary approvals had been received, the transaction was closed there and then, the shares were transferred and the consideration paid. The consideration amounts to approximately $149 million. The after tax capital gain expected to accrue to Koor is approximately $42.5 million.

          9)   Koor Metals Ltd.

               On 11 July, 1999 an agreement was signed for the sale of all of Koor's holdings in Koor Metals Ltd. to Accord Technologies Holdings (1999) Ltd., in consideration of NIS 11 million, and the release of Koor from its guarantees in favour of Koor Metals and its subsidiaries to banks and third parties in consideration of some NIS 34 million.

               The transaction was closed on 4 August, 1999, the shares transferred and the consideration received, and Koor was released from its guarantees.

               After deduction of provisions for decline in value which were included in respect of this investment, no capital gain or loss was recorded from this transaction in the third quarter of 1999.

          10)  Phoenicia

               On 28 July, 1999 an agreement was made for the sale of all of Koor's holdings (about 75%) in Phoenicia Glass Works Ltd. in consideration of NIS 6 million and the release of Koor from its guarantees in favour of Pheonicia towards third parties of approximately NIS 36 million.

               Capital gain after the provisions recorded for decline in value, amounts to some NIS 9 million and will be recorded in the fourth quarter of 1999.

               The transaction was closed on 20 October, 1999, the shares transferred, the consideration received and Koor released from its guarantees.

          11)  Yonah Fishing & Industry Ltd. (Yonah)

               On 21 July, 1999 an agreement was finalised for the sale of Koor's holdings in Yonah and its subsidiary. Under the agreement, Koor was released from guarantees it gave in respect of Yonah to banking institutions and other parties in a total amount of approximately NIS 55 million.

               The transaction was closed in September 1999 and the shares were transferred.

               After deduction of provisions which were included in respect of the investment in the past, no capital gain or loss was recorded from this transaction in the third quarter of 1999.

          12)  Tadiran Batteries

               In August 1999, Tadiran signed an agreement for the sale of all of its holdings (100%) in Tadiran Batteries Ltd. in consideration of approximately $19.5 million. Closing of the transaction is contingent upon the fulfillment of certain conditions which are set forth in the agreement and which include, inter alia, due diligence by the buyer and receipt of approvals from the relevant entities for closing the transaction.

               The expected capital gain accruing to Koor will be approximately $5.3 million and will be recorded upon closing the transaction.

          13)  Tadiran Appliances Ltd.

               On 26 October, 1999, Tadiran Ltd. signed a memorandum of principles for the sale of all of its holdings (about 56%) in Tadiran Appliances Ltd. to Nehushtan Investment Co. Ltd. The consideration amounts to approximately $31 million, subject to adjustments.

               A final agreement is scheduled for signature within 60 days. Closing of the transaction, subject to due diligence, is contingent upon receipt of certain approvals, including that of the Commissioner of Restrictive Trade Practices.

               Capital loss to Koor amounts to some NIS 17 million, and was recorded in the third quarter of 1999.

     K.   Holdings of the shareholders

          1) On 8 September, 1999 an agreement was made between Claridge Israel LLC (a member of the Claridge Group, an interested party in Koor) and Bank Leumi Le'Israel B.M. (an interested party in Koor which holds 5.56% of its issued share capital), which will bring about a change in their holdings in Koor.

               Under the agreement, Bank Leumi will sell all of its holdings in Koor (5.56%), as follows: 3.77% to Claridge Group and 1.79% to Poalim Investments Ltd. The sale will be made at $90.652 per share, subject to adjustments as set forth in the agreement.

               The shares will be transferred and the consideration paid on 2 January, 2000. On closing the transaction, Bank Leumi will cease to be an interested party in Koor.

          2) On 28 September, 1999, agreement was reached between Claridge Group and a wholly owned subsidiary of Israel Corporation Ltd., which will bring about a change in the Holdings of Claridge Group in Koor.

               It was agreed that Claridge Group will sell to Israel Corporation 295,402 ordinary shares of Koor (about 1.78% of Koor's issued share capital) at $90.652 per share, subject to adjustments agreed upon.

               Transfer of the shares and payment of the consideration will be on the first business day of January 2000.

          3) On 1 November, 1999, Bank Hapoalim notified Claridge Group of exercise of the put option granted to it under the agreement which was signed on 12 July, 1998 between Claridge Group and Bank Hapoalim B.M. in the name of Hapoalim Assets (Shares) Ltd.

               Under the notice of exercise, Bank Hapoalim will sell to Claridge Group 364,038 ordinary shares of Koor at $142.50 per share.

               Transfer of the shares to Claridge Group will take place not later than on 30 November, 1999.

          4)   The holdings of Koor ordinary shares are these:


                                            Immediately prior to        After closing the
                                             publication of the       transactions mentioned
                                            financial statements         above (2.1.2000)

                                                         Number of shares

               Claridge Group                     4,697,311                 5,389,573

               Hapoalim Assets (Shares) Ltd.      3,544,672                 3,180,634

               Bank Leumi Le'Israel B.M.            919,028                         -

               Israel Corporation Ltd.                    -                   295,402

               Poalim Investments Ltd.                    -                   295,402

               Telrad Holdings Ltd. and Koor
               Investments Ltd.                     170,436                   170,436

               The public                         6,569,951                 6,569,951
                                                 ----------                ----------
                                                 15,901,398                15,901,398
                                                 ==========                ==========

     L.   Dividend

          On 28 June, 1999, a first interim dividend for 1999 was distributed in the amount of NIS 3.60 per ordinary share of NIS 0.001.

3.   Financial condition

     Koor's policy of investing in companies included in its consolidated financial statements on a equity basis (ECI), while divesting holdings in companies which are not synergetic with its core business and which were consolidated in its financial statements until disposal, is reflected in a considerable decline in the turnover of revenues from sales and consequently in the gross profit and operating profit in Koor's consolidated financial statements.

     Shareholders' equity as at 30 September, 1999 amounted to approximately NIS 4,337 million ($1,014 million) and constitutes 25.7% of the balance sheet, compared with NIS 4,057 million which were 22.9% of the balance sheet as at the end of 1998.

     Minority rights in subsidiaries which were consolidated as at 30 September, 1999 amount to NIS 1,383 million, compared with NIS 1,626 million at 31 December, 1998. The decline in this item derives mainly from purchase of the minority rights in Tadiran as a result of the purchase offer of Tadiran shares by Koor, in Makhteshim as a result of the purchase of the Company's shares by its consolidated company, and from termination of the consolidation of Tadiran Telecommunications. The decline was partially offset by a minority interest in profits of consolidated companies, and consolidation for the first time of Moriah Hotels since the beginning of the second quarter of 1999.

     Current assets as at 30 September, 1999, amount to NIS 7,774 million, which are 46.1% of the balance sheet, compared with NIS 10,155 million which were 57.4% of the balance sheet on 31 December, 1998. The decrease in current assets derives mainly from termination of the consolidation of Tadiran Telecommunications as of 1 January, 1999. Other contributory factors were a decline in cash and cash equivalents and in short-term deposits, mainly at Koor - the parent company - for financing exercise of the option to purchase ECI shares from Clal Electronics Industries and the balance of Tadiran's shares as part of the purchase offer, and in Makhteshim for financing the purchase of Company shares by its consolidated company.

     The decline in customer balances, which derives mainly from termination of the consolidation of Tadiran Telecommunications and other companies in which holdings were divested during the reported period, was partly offset by the increase in customer balances, mainly Telrad and Makhteshim-Agan.

     Investments in affiliated companies as at 30 September, 1999 amount to NIS 3,565 million, compared with NIS 1,615 million at the end of 1998. The increase is largely the result of the investment in ECI due to completion of the merger of ECI and Tadiran Telecommunications, and exercise of the call option from Clal Electronics Industries, and from investment in BVR by Koor and Elisra.

     Fixed assets as at 30 September, 1999 amount to NIS 4,339 million, which are 25.8% of the balance sheet compared with NIS 4,495 million which were 25.4% of the balance sheet at 31 December, 1998. The decrease in fixed assets derives mostly from termination of consolidation of Tadiran Telecommunications, which was partly offset by an increase in fixed assets deriving from the consolidation of the Moriah Hotels chain from the beginning of the second quarter of 1999.

     Intangible assets and deferred charges as at 30 September, 1999 amount to NIS 729 million, compared with NIS 858 million at 31 December, 1998. The decline in this item derives mainly from goodwill assigned to Tadiran Telecommunications which is included as at the balance sheet date in investments in affiliated companies after completion of the merger.

     Long-term financial liabilities amount to NIS 4,287 million and are 25.4% of the balance sheet, compared with NIS 4,674 million which were 26.4% of the balance sheet at 31 December, 1998.

     Total financial liabilities as at 30 September, 1999 are NIS 6,881 million
     - 40.8% of the balance sheet, compared with NIS 7,392 million - 41.8% of the balance sheet at 31 December, 1998. The decline in the total amount for this item derives from termination of consolidation of Tadiran Telecommunications - NIS 731 million in short-term credit and NIS 53 million in long-term liabilities. In contrast, short-term credit from banks and others increased, particularly at Koor - the parent company. Long-term liabilities, net declined mainly at Koor - the parent company.

     Currency exposure of Koor as at 30 September, 1999 is reflected in a surplus of NIS 3,273 million in financial liabilities over financial assets denominated in or linked to foreign currency, compared with NIS 2,616 million at 31 December, 1998. Surplus financial liabilities over financial assets linked to the CPI as at the balance sheet date amount to NIS 947 million, compared with NIS 864 million at 31 December, 1998.

     For financing investments in ECI and consolidated companies in 1998, Koor - the parent company - took US dollar-linked loans which amounted to approximately NIS 2.5 billion as at 30 September, 1999, of which dollar-linked loans of NIS 1.8 billion are specific loans for the acquisition of companies whose operating currency is the US dollar. Accordingly, exchange rate differences in respect of such loans are not assigned to the statement of operations but to adjustments deriving from translation of financial statements of investee companies in foreign currency.

     Pursuant to a resolution of the Board of Directors, hedging transactions were implemented during the reported period in a total amount of approximately $105 million.

4.   Results of operations

     Sales in the first nine months of 1999 amounted to NIS 8,255 million, compared with NIS 9,401 million in the first nine months of 1998, a decline of about 12.2% in sales in the first nine months of 1999.

     Sales in the third quarter of 1999 amounted to NIS 2,952 million, compared with NIS 3,237 million in the second quarter of 1998, a decline of 8.8%.In the first nine months of 1999, the sales of Tadiran Telecommunications, Soltam, Pri Hagalil, Hod Lavan, Shallon, Hornet, Secutech and others in which holdings were sold, were not included. In addition, sales of Koor Metals, Yonah, Merhav, Techem and others in which holdings were divested at the end of the second quarter of 199, were also not included in the third quarter of 1999.

     The decline of sales of companies which were consolidated in the past amounted to NIS 1,891 million in the first nine months of 1999 and NIS 780 million in the third quarter of 1999 (of which - Tadiran Telecommunications
     - NIS 1,248 million in the first nine months and NIS 459 million in the third quarter).

     In addition, the sales of number of companies declined in the first nine months and in the third quarter of 1999 compared with the corresponding periods in 1998, particularly at Mashav and Middle East Tubes. On the other hand, sales at Makhteshim-Agan and Telrad increased during the same periods compared with 1998. Increased sales in the reported period also resulted from the first-time consolidation of Moriah Hotels starting from the second quarter of 1999.

     Cost of sales in the first nine months of 1999 amounted to NIS 6,288 million compared with NIS 7,230 million in the corresponding period in 1998, a decrease of 13.0%.

     Cost of sales in the third quarter of 1999 amounted to NIS 2,178 million, compared with NIS 2,503 million in the corresponding period in 1998, a decline of 13.0%.

     Costs of research and development, net, included in the cost of sales amounted to NIS 293 million in the first nine months of 1999, compared with NIS 378 million in the first nine months of 1998 (of which, NIS 138 million at Tadiran Telecommunications). Most of the research and development costs were expended at Tadiran and at Telrad.

     Gross profit in the first nine months of 1999 amounted to NIS 1,967 million, which are 9.4% less than the gross profit of NIS 2,170 million in the first nine months of 1998.

     Gross profit in the third quarter of 1999 amounted to NIS 774 million, which are 5.4% higher than the gross profit of NIS 734 million in the third quarter of 1998.

     The gross profit margin in the first nine months of 1999 reached 23.8% of sales, compared with 23.1% of sales in the corresponding period in 1998.

     The gross profit margin in the third quarter of 1999 reached 26.2% of sales, compared with gross profit of 22.7% of sales in the third quarter of 1998.

     The NIS 203 million decrease in the absolute amount of gross profit in the first nine months of 1999 occurred following termination of consolidation of Tadiran Telecommunications from the beginning of 1999 - NIS 298 million, and of other companies in which holdings were sold during 19- NIS 153 million.

     In contrast, gross profit increased in the first nine months of 1999 compared with the corresponding period on 1998, mainly at Telrad and United Steel.

     In the third quarter of 1999, the absolute amount of gross profit increased by NIS 40 million compared with the corresponding period in 1998, as a result of an increase in gross profit at Telrad and United Steel, which was almost entirely offset by termination of the consolidation of Tadiran Telecommunications - NIS 115 million, and of other companies in which holdings were sold - NIS 76 million.

     Selling expenses in the first nine months of 1999 amounted to NIS 759 million, 14.7% less than the NIS 890 million in the first nine months of 1998.

     Selling expenses in the third quarter of 1999 amounted to NIS 261 million, 16.8% less than in the third quarter of 1998.

     The principal cause of the decrease in selling expenses is termination of formerly-consolidated companies - NIS 190 million for the first nine months and NIS 64 million for the third quarter (of which, Tadiran
     Telecommunications NIS 119 million and NIS 38 million respectively).

     Selling expenses in the first nine months and the third quarter of 1999 increased, however, compared with the corresponding periods in 1998, at Tadiran (excluding Tadiran Telecommunications), as a result of bolstering the marketing force and of the first-time consolidation of TMN in the second quarter of 1998, at Makhteshim-Agan as a result of considerable growth in company operations, and at Telrad.

     General and administrative expenses in the first nine months of 1999 amounted to NIS 563 million, which are 22.4% less than the NIS 726 million recorded in the first nine months of 1998.

     General and administrative expenses in the third quarter of 1999 amounted to NIS 183 million, which are 20.4% less than the NIS 230 million for the third quarter of 1998.

     The decrease in general and administrative expenses in the first nine months and the third quarter of the year compared with the corresponding periods in 1998, occurred mainly at Koor - the parent company, following the downsizing of headquarters and the inclusion of additional provisions for retirement arrangements for employees in the first nine months of 1998, at Telrad, in the wake of that company's ongoing recovery program, at Middle East Tubes and at United Steel following adjustment of expenses to the level of operations.

     A decrease deriving from the administrative expenses of Tadiran Telecommunications in the first nine months and in the third quarter amounted to NIS 77 million and NIS 26 million respectively, and of other formerly-consolidated companies to NIS 65 million and NIS 33 million respectively. In contrast, administrative expenses increased, mainly at Tadiran and at Makhteshim-Agan, as a result of expansion of their operations.

     Operating profit in the first nine months of 1999 amounted to NIS 645 million, an increase of 16.4% over the NIS 554 million recorded in the first nine months of 1998.

     Operating profit in the third quarter of 1999 amounted to NIS 330 million, an increase of 73.1% over the NIS 191 million recorded in the third quarter of 1998.

     The increase in operating profit stems mainly from a significant improvement in the operating profit of Telrad, of Mashav and of United Steel.

     The increase in operating profit was partially offset by termination of the consolidation of Tadiran Telecommunications - NIS 102 million for the first nine months and NIS 53 million for the third quarter, and by a decline in operating profit, mainly at Tadiran.

     The operating profit margin in the first nine months of 1999 reached 7.8% of sales, - compared with 5.9% in the corresponding period in 1998.

     The operating profit margin in the third quarter of 1999 reached 11.2% of sales, compared with 5.9% in the corresponding period in 1998.

     Financing expenses in the first nine months of 1999 amounted to NIS 307 million, of which NIS 135 million in the third quarter of the year, compared with NIS 146 million in the first nine months of 1998, of which NIS 81 million in the third quarter of 1998.

     These figures reflect the 2.7% real devaluation of the shekel against the US dollar compared with a rise in the CPI, which occurred in the first nine months of 1999 (in the third quarter of the year the real devaluation was

     3.6%), which increased dollar liabilities even as it increased financing expenses.

     The increase in financing expenses occurred mainly at Koor - the parent company, as a result of an increase in total financial liabilities, net for financing the purchase of ECI and Tadiran shares, mainly during the previous year, and as a result of the real devaluation, at Makhteshim-Agan as a result of translation differences between the Brazilian currency (the real) and the dollar, which derived from the sharp devaluation of the Brazilian currency in the first quarter of 1999, at Telrad as a result of an increase in long-term credit for financing severance pay for its employees, and at Mashav.

     Other income, net in the first nine months of 1999 amounted to NIS 28 million, of which NIS 36 million Other expenses in the third quarter of the year, compared with NIS 181 million in the first nine months of 1998, of which NIS 27 Other income in the third quarter. This item consists mainly of capital gains of NIS 304 million from divesting holdings in Techem, Tadiran Information Systems, Contahal, in subsidiaries and affiliated companies of Telrad Holdings Ltd. (primarily ISDN - NET), Koor Finance and Merhav, of which NIS 158 million in the third quarter of 1999 compared with NIS 410 million in the first nine months of 1998 from divesting holdings in Gvanim, Soltam, Home Center, Tambour and Wireless Communications at Tadiran, of which NIS 73 million in the third quarter of 1998.

     The other expenses in this item are mainly a provision for risks as a result of the uncertainty in Brazil - NIS 64 million at Makhteshim-Agan, NIS 41 million in amortisation of goodwill compared with NIS 17 million in the corresponding period in 1998, and NIS 62 million for supplementary severance pay, compared with NIS 49 million in the first nine months of 1998. The item also includes other expenses of NIS 142 million for a decline of asset value, particularly United Steel, hotels, Scopus and Batteries at Tadiran and Tadiran Appliances, due to an anticipated loss from divestiture, of which NIS 101 million in the third quarter of 1999, compared with NIS 180 million in the first nine months of 1998, of which NIS 23 million in the third quarter of that year.

     Profit before income tax in the first nine months of 1999 amounted to NIS 366 million, of which NIS 159 million in the third quarter of the year, compared with NIS 589 million in the first nine months of 1998, of which NIS 136 million in the third quarter of 1998.

     Income tax in the first half of 1999 amounted to NIS 96 million, of which NIS 11 million in the third quarter of the year, compared with NIS 262 million in the first half of 1998, of which NIS 68 million in the third quarter.

     The decline in income tax derives from the capital gains tax of NIS 95 million from the realization of Gvanim which was included in this item in the second quarter of 1998, compared with capital gains tax of NIS 41 million, mainly from realization of Tadiran Information Systems in the second quarter of 1999.

     In addition, in the third quarter of 1999, the exploitation of transferred capital losses for tax purposes became possible, and accordingly, the Company recorded a tax asset in the amount of some NIS 50 million against a record of tax revenues.

     The decline in income tax also applies largely to Makhteshim-Agan as a result of tax saved on translation differences between the Brazilian currency and the dollar and from a relative improvement in the contribution of subsidiaries whose tax rate is lower than the average of all the Makhteshim-Agan companies, and to Tadiran as a result of a decline in pre-tax profit. On the other hand, income tax increased, mainly at Telrad, as a result of a considerable increase in income before tax on income.

     Equity of Koor Group in the results of affiliates in the first nine months of 1999 amounted to NIS 90 million, of which NIS 41 million in the third quarter of the year, compared with NIS 43 million in the first nine months of 1998, of which NIS 7 million in the third quarter. This item consists mainly of Koor's equity in the net profits of ECI - NIS 93 million, and

     Koor's equity in the profits of the affiliated companies of Tadiran, Q-Multimedia and Balton C.P., less Koor's equity in the losses of Herod's Hotel and Ba-Li Travel.

     Minority interest in the profits of the consolidated companies amounted in the first nine months of 1999 to NIS 50 million, of which NIS 20 million in the third quarter of the year, compared with NIS 193 million in the first nine months of 1998, of which NIS 68 million in the third quarter of that year.

     The decrease in this item occurred mainly in the minority interest in the profits of Tadiran - NIS 101 million, as a result of the purchase offer for Tadiran shares by Koor and termination of the consolidation of Tadiran Telecommunications, and in the minority interest in the profits of Makhteshim-Agan as a result of lower profits.

     Profit from continued operations in the first nine months of 1999 amounted to NIS 311 million, of which NIS 169 million in the third quarter of the year, compared with NIS 177 million in the first nine months of 1998, of which NIS 8 million in the third quarter of that year.

     Results of discontinued operations, net, (Including capital gain from the sale of a discontinued operation) in the first nine months of 1998 amounted to NIS 69.1 million, of which NIS 60.1 million in the third quarter of the year.

     Net profit in the first nine months of 1999 amounted to NIS 311 million, compared with NIS 246 million in the first nine months of 1998.

     Net profit in the third quarter of 1999 amounted to NIS 169 million, compared with NIS 68 million in the third quarter of 1998.

5.   Liquidity

     Working capital as at 30 September, 1999 amounts to NIS 1,640 million, compared with NIS 3,471 million at 31 December, 1998. The current ratio is now 1.27, compared with 1.52 at the end of last year, and the quick ratio is now 0.95, compared with 1.16 at the end of last year.

     Cash flows from operating activities in the first nine months of 1999 amounted to NIS 322 million, compared with NIS 423 in the first nine months of 1998. Permanent cash flow from operating activities, i.e., net profit plus income and expenses not involving cash flows - amounted to NIS 646 million in the reported period compared with NIS 764 in the corresponding period last year. The increase in the Customers and Other trade receivables items, which amounts to NIS 558 million, caused a decrease in the cash flow from operating activities and occurred mainly at Telrad, Tadiran and Makhteshim-Agan, and derives from the expansion of customer credit. The NIS 224 million growth in Suppliers and Accounts payable caused an increase in the cash flow from operating activities.

     Investment activities in the first nine months of 1999 consumed NIS 1,268 million compared with NIS 2,217 million in the first nine months of 1998. Investment in fixed assets, net - after deduction of an investment grant - amounted to NIS 521 million, compared with NIS 850 million in the corresponding period last year, and constitutes 117.3% of depreciation and amortization, compared with 167.7% in the corresponding period last year. Principal investments in fixed assets in the reported period were in Makhteshim-Agan, Mashav, Tadiran, Telrad and Y.D. Vehicles and Transportation.

     Investments in affiliated companies in the first nine months of 1999 amounted to NIS 862 million, primarily ECI - NIS 642 million, BVR - NIS 142 million, and the City Tower and Herod's hotels - NIS 56 million.

     Investments in consolidated companies in the first nine months of 1999 amounted to NIS 98 million, which consist mainly of the balance of Tadiran shares which were part of the purchase offer.

     Financing activities in the first nine months of 1999 contributed NIS 153 million compared with NIS 1,484 million in the first nine months of 1998.

     The long-term loans received and the issue of convertible debentures in the reported period amounted to NIS 617 million, compared with NIS 1,930 million in the corresponding period last year. The major part of the loans were received at Makhteshim-Agan, Telrad, Koor - the parent company, Mashav and Middle East Tubes. Repayment of long-term loans and debentures in the reported period amounted to NIS 515 million, compared with NIS 493 million in the corresponding period in 1998. The amount of long-term loan repayment refers mainly to Makhteshim-Agan, Koor - the parent company , Koor Issuances, Telrad and Mashav.

     Short-term credit, net, increased in the reported period by NIS 313 million compared with a decline of NIS 92 million in the corresponding period last year, most of the increase at Koor - the parent company.

     In the first nine months of 1999, a dividend was paid to the shareholders of Koor Industries Ltd. in the amount of NIS 144 million.

     Total cash and cash equivalents declined in the first nine months of 1999 by NIS 777 million, mainly at Koor - the parent company, Tadiran and Makhteshim-Agan.


6.   Addressing the Y2K issue

     The essence of the year 2000 issue (Y2K) is possible failure of computer systems in reading the date.

     The matter relates to data which are stored in data bases, application programs, computer platform systems, computer-embedded systems (such as production systems, switchboards and elevators) and the like, in which the date is defined in a 6-character field (in which 2 characters represent the year), rather than an 8-character field (in which 4 characters represent the year). In addition, in some systems the digits "99" in the year field were defined as a combination that does not indicate the year 1999.

     Data systems from the high-risk group which are not adapted, are susceptible to range of malfunctions, including total shutdown, partial work, or work accomplished while providing erroneous data to users who will be unaware of the errors.

     Such malfunctions could well harm the current operations of the corporation, including its financial reporting.

     The Company sees fit to emphasize that an inherent uncertainty exists as to the Y2K issue.

     It is not possible to guarantee that all aspects of the Y2K issue impacting on Group companies, including aspects relating to third parties, will be fully resolved.

     Critical systems have been identified in all companies in the Group. These systems are operated mainly by outside entities (service providers). The Group's companies have implemented a strategy of action for dealing with the Y2K issue, and are at various stages of that implementation, which includes the formulation of contingency plans.

     Pursuant to the Securities Regulations, below is a report on how Koor is addressing the Y2K issue.

                             Attached Questionnaire
                                    Addendum
                                 (Regulation 2)

                       Report on Addressing the Y2K Issue

1.   Details of plans for solving Y2K bug problems

     a. Do you have a list of computer systems and computer-integrated systems used by the corporation in its operations? Yes

     b.   Have you identified critical systems? Yes

     c.   Are the systems operated by the corporation? Yes/No

          In some of the investee companies, operation is by the companies themselves and others are operated by outside entities, such as service providers.

     d. If the answer to (c) is no, state whether the service is provided by a service provider, a subsidiary or other entity, and what means the company is employing to ensure organization in good time for the year 2000.

          The companies applied to the providers of the data for receipt of a document of readiness of the systems for the year 2000, including the methods employed for dealing with the issue.

          In this context, an explanation is required of intermediate situations, such as where some of the systems are managed by the company and some by others.

          The service can be provided by a company held by outside service provider, a subsidiary or another outside entity.

     e.   Does the corporation have plans for dealing with the Y2K issue? Yes

          Each of the investee companies has a program for dealing with the Y2K issue.

     f. If the answer to (e) is yes, to which systems does the program refer? (Circle the appropriate answers. More than one answer is possible.)

          (1) All systems
          (2) Critical systems
          (3) Computer-integrated systems
          (4) Communications systems
          (5) Interfaces with computer systems of third parties which are linked to the company's systems

          Give details:

          In some of the companies the program relates to all systems, in others it relates only to the critical systems and in some only to specific systems.

          In general, each investee company has a program for addressing the Y2K issue.

     g. If the answer to (e) is no, state the reasons therefor and how the company intends to address the Y2K issue.

          Not applicable.

     h. If the Y2K bug problem is not material to the functioning of the company's computer systems, state the reason.

          Not applicable.

2.   Cost of addressing the Y2K issue

     Give details of investments made in addressing the Y2K issue, according to financial year:

     Financial      Have costs or       If yes, describe the activities              Approximate
       year         budgets been        included in the planned costs                amounts, in
                    designated?                                                      NIS millions
     --------------------------------------------------------------------------------------------

       1998             Yes             Conversion and replacement of systems.            46

       1999             Yes             Conversion, replacement and assimilation          86
                                        of systems

       2000             Yes             Repairs and dealing with any problems              4
     --------------------------------------------------------------------------------------------

     For the current year - will the corporation meet the planned budget?

     At this stage, each investee company is within the planned budget.

3.   Human resources for the plan

     List the persons appointed to be responsible for implementation of the company's Y2K activities:

     Each company in the Group, including Company headquarters, has appointed a senior person to be responsible and/or a steering committee to coordinate Y2K problems.

4.   Outside professional assistance

     Have you hired professional assistance? Yes

     Outside professional assistance has been hired by some of the companies in the Group.

     If yes, state the type of assistance (more than one answer is possible).
     1. Assessment of the problem.
     2. Insertion of corrections in the system.
     3. System replacement.
     4. Internal audit.
     5. Instruction.
     6. Supplier assessment.
     7. Testing of communications systems to third party.

     In each of the companies, the outside professional assistance relates to several of the types of assistance listed above, as may be necessary.

5.   Progress assessment

     a.   How is progress assessed? (more than one answer is possible).

          (1)  Periodic discussions for assessing progress? In which forums?

               Discussions in the steering committees and managements of the Group's companies.

          (2)  Written reports on fixed dates? To whom?

               Reports are made in writing, usually to company managements.

          (3)  Describe any other monitoring methods.

               In a number of cases, other means of monitoring and control are in place, such as GANTT charts and compliance with timetables.

     b. Does the Board of Directors receive a regular report? Yes If yes, how often? If not, why not?

          Since January 1999, all the investee companies and the Company have started to report regularly to their Boards of Directors at least quarterly.

6.   Compliance with timetable

     Is the company keeping to the timetable it set for itself for addressing the Y2K issue? Yes

     All of the investee companies have reported that they are keeping to the timetables set for dealing with the Y2K issue.

7.   Contingency plan for system failure

     Is there a contingency plan for system failure due to the Y2K issue? Yes/No If yes, describe the main points of the plan. If not, explain why not.

     Some of the principal investee companies in the Group have such a plan. In other investee companies the plans are being formulated or the companies plan to prepare them by 30.11.99

8.   Third party systems

     Is there a list of existing third party systems which are critical for the operation of the corporation?

     Yes

     To what extent are these systems ready?

     As part of its assessment of the problem, each company mapped third party critical systems. The companies addressed these parties for receipt of documents attesting to readiness and the ways in which they are dealing with the issue.

     Comfort letters have not yet been received from all of these entities. In addition, all the companies of the Group are exposed to national infrastructure suppliers such as Israel Electric Corporation, Bezeq, transport infrastructures, etc.

9.   Additional information

     State any additional information which you believe to be important for the reasonable investor, relating to the Y2K issue in your corporation.

     9.1 Koor Industries Ltd. ("Koor") is a holding company, all of whose businesses and operations are in fact managed by investee companies, and therefore the extent of readiness of its investee companies is liable to affect Koor itself.

          Most of the activities in addressing the Y2K issue are carried out in the investee companies. In these companies, the issue involves mainly the telecommunications and electronics fields. It is possible that Koor will realise, in retrospect, that some of the actions were inadequate, or do not provide an appropriate solution to the Y2K problem, for a variety of reasons, such as failure of the systems of investee companies and/or of third parties which affect the company (and which the company does not control), inadequate implementation of the plans, inexact or incomplete identification of possible failures between the company and the investee companies, and failures in the link between different computer systems (such as interfaces between the computer systems of the company and other computer systems).

     9.2 Koor is taking steps and making efforts to prepare itself and to ensure that the investee companies are also ready for the year 2000. Each company has appointed a responsible senior person or steering committee to coordinate and monitor the issue, and these are monitoring the question so as to pinpoint any problems associated with the issue and find solutions in a timely manner.

     9.3 All of the companies in the Group are exposed to failure of the systems of national infrastructure providers - Israel Electric Corporation, Bezeq, etc. Furthermore, in some of the investee companies - such as Telrad Networks Ltd. ("Telrad"), Tadiran Ltd. ("Tadiran") and ECI Telecom Ltd. ("ECI") - additional exposure derives from the fact that they sell computer-embedded communications systems. On this point, see Section 9.6 below.

     9.4 The information set out here should not be construed as a representation or undertaking that Koor, its investee companies or its business environment will be fully prepared for the year 2000, or that failures in this regard will not cause, directly or indirectly, material damages in the company.

     9.5 The investee companies in which Koor's investment is material and whose securities are listed on the Tel Aviv Stock Exchange as at the balance sheet date, are these: M. A. Industries Ltd., Middle East Tubes Ltd., United Steel Mills Ltd., Knafayim - Arkia Holdings Ltd.

          These companies published their financial reports separately, and those reports include details of their activities in respect of the year 2000 issue, in compliance with the Securities Regulations (Rules for Reporting on Preparation for Solving the Year 2000 Bug Problem) (Temporary Order), 1998, and should be referred to. Accordingly, the statements made here do not refer to those companies.

     9.6 Koor has applied to the investee companies, requesting information on their preparations for the year 2000 to which it could refer in the above Directors' Report. Below are some of the points which arose, inter alia, from the questionnaires which were filled in by the investee companies. We note that the review below is presented to the best of Koor's knowledge, and is based on the answers it received from the investee companies.

          o ECI Telecom Ltd. (ECI) (in which Koor's holding as at the balance sheet date is 33.8%) - ECI haspublished details of its preparations according to the reporting rules applicable to it.

          o Telrad (holding as at the balance sheet date - 80%) - Telrad advised that a first report was conveyed to the Board of Directors in March 1999, since when reports have been made periodically. Assessment of progress in dealing with the issue is made by means of follow-up discussions with the responsible entities. According to its reports, Telrad has a detailed work plan for dealing with the issue and is keeping to the timetable it set for itself. Telrad also noted that it has not yet completed its Y2K contingency plans; these are in preparation with the assistance of an outside company which specializes in the subject. To the best of Telrad's knowledge, its business activities are not expected to be significantly harmed on
               1.1.2000 and onwards.

               According to its report, Telrad has made timely preparation with regard to the computer-embedded systems which it sells to its customers, and where relevant has offered them solutions by way of appropriate upgrading and adaptation.

               Since 1 June, 1999, the operation of information systems in the company is outsourced to a sub-contractor, Tadiran Information Systems Ltd. (TIS), under the supervision of the company's own information systems manager. TIS reported that it has a Y2K program and that it is operating accordingly.

          o Tadiran (holding as at balance sheet date - 100%) - Most of the managerial data systems of Tadiran and of its subsidiaries were developed and are operated by Tadiran Information Systems Ltd.
               (TIS) by outsourcing. Tadiran reported that it has Y2K plans under an agreement with TIS for the adaptation of the managerial data systems to the year 2000, for itself and for all of its subsidiaries. According to the reports, the company and its subsidiaries have plans for dealing with the issue and are keeping to the timetables they set for themselves.

               The Tadiran subsidiaries which operate independent data systems (engineering and personal) are effecting the adaptations themselves or, in cases of purchased systems and use of service providers, the conversion is effected by the supplier. All the systems, whether self-operated or operated by another, are included in the Y2K plans and are reviewed in the progress assessment process.

               The company also reported that some of the subsidiaries have contingency plans, and the others are at various stages or formulating such plans.

               On the matter of adaptation of computer-embedded products, we note that Tadiran itself does not sell products. Each of its subsidiaries which sells computer-embedded systems has product update plans which are implemented in respect of their customers according to their contractual commitments. Updating work is in progress.

          o Mashav Initiation and Development Ltd. (holding as at the balance sheet date - 50%) - According to its reports, Mashav has plans for addressing the issue and is keeping to the timetable it set for itself. The company reported that it does not have contingency plans; however, on completion of conversion of the systems, simulation tests are carried out for dates beyond the year 2000.

          o M.A. Industries Ltd. - According to the company's report, the budget for handling the Y2K bug problem has been updated as follows:

                               1998                1999                2000
                    ---------------     ---------------     ---------------
                    In NIS millions     In NIS millions     In NIS millions
                    ---------------     ---------------     ---------------
                                3.2                 5.0                 1.2

          In other words, an increase of NIS 2 million in the budget, most of which is allocated for the year 2000, with an increase in the cost of activities in 1999.

          o United Steel Mills Ltd. - The budget for dealing with the Y2K bug problem has been updated to approximately NIS 900,000 for 1999 (the figure given in the previous report NIS 1,500,000).

     9.7 We further clarify that malfunctions in investee companies of Koor, whether as a result of activities which turn out to be inadequate or as a result of human error, are liable to cause a chain reaction which will also affect Koor. In addition, systems failures in a number of investee companies could have a cumulative effect on Koor.

     9.8 Pursuant to a directive of the Association of Certified Public Accountants in Israel, we also note the fact that the Y2K issue contains an inherent uncertainty and it is not possible to guarantee that all aspects of the issue which affect Koor or its investee companies, including those which refer to third party efforts to address the issue, will be completely solved.

     The Company's auditors have seen fit to direct attention to the Y2K issue in their review.

7.   Principal subsidiaries

     Below are selected data from the results from the financial statements of principal subsidiaries, in adjusted and rounded NIS millions:

                                        1  -  9                                      7  -  9
                                        -------                                      -------
                         1 9 9 9        1 9 9 8       Change %       1 9 9 9         1 9 9 8       Change %
-----------------------------------------------------------------------------------------------------------
Sales:
-----
Tadiran (a)              2,213.4        3,696.5*       (40.1)         693.1          1,256.7*       (44.8)

Telrad                   1,363.0        1,083.3         25.8          525.9            256.2        105.3

Makhteshim-Agan
Industries Ltd. (a)      2,730.1        2,519.6**        8.4          963.0            920.4          4.6

Mashav                   1,309.8        1,428.6         (8.3)         446.4            472.5         (5.5)

United Steel Mills         334.6          324.4          3.1          106.9            110.9         (3.6)

Middle East Tubes          136.4          187.6        (27.3)          49.2             64.7        (24.0)



Net profit:
----------
Tadiran (a)                298.5          240.9         23.9          163.5             79.6        105.4

Telrad                      53.4          (48.6)                       43.4            (52.4)

Makhteshim-Agan
Industries Ltd. (a)        114.5          164.0**      (30.2)          20.0             34.4        (41.9)

Mashav                     136.0          256.9***     (47.1)          55.5            144.7***     (61.6)

United Steel Mills         (22.6)         (41.0)        44.9           (7.5)           (12.2)        38.5

Middle East Tubes           (2.5)         (16.1)        84.5            0.2             (2.4)
-----------------------------------------------------------------------------------------------------------
(a)   The financial statements are adjusted on the basis of changes in the exchange rate of the dollar.
(*)   Including Tadiran Telecommunications.
(**)  Proforma data reflecting the results of operations had the arrangement for changing the structure of the holdings been implemented at the beginning of the reported period.
(***) Including capital gain from the sale of discontinued operations, net.



------------------------------------         -----------------------------------
          Jonathan Kolber                                 Danny Biran
       CEO and Vice-Chairman                          President and Member
     of the Board of Directors                      of the Board of Directors

24 November, 1999